Stradley Ronon Stevens & Young, LLP 2000 K Street, NW Suite 700 Washington, DC 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

September 9, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Ms. Alison White, Esq.
Mr. Tony Burak

Re:	Nationwide Mutual Funds
File Nos. 333-233002 and 333-233003

Dear Ms. White and Mr. Burak:

On behalf of Nationwide Mutual Funds (the “Registrant”), you will find the Registrant’s responses to the comments conveyed by you on August 15, 2019, with regard to the Registrant’s above-referenced registration statements on Form N-14 relating to the reorganizations involving the Registrant and BNY Mellon Disciplined Stock Fund, and the Registrant and BNY Mellon Growth and Income Fund, Inc. (each a “Registrant Statement” and collectively, the “Registrant Statements”).  The Registrant Statements were filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 5, 2019, pursuant to Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a filing made pursuant to the post-effective amendment filing to be made pursuant to Rule 497 of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

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1.	Comment: Has the Registrant discussed the Registrant Statements with anyone in the SEC Chief Counsel’s office regarding the disposition of the Plan Accounts?

Response: The Registrant has not discussed the Registration Statements with anyone in the Chief Counsel’s office as the disposition of the Plan Accounts is driven primarily by the internal restrictions of the Plan Accounts and not due to any restriction of the Target Funds or the Acquiring Funds.

2.
Comment: What is the authority for moving the shares of each Target Fund held by the Plan Accounts to the General Government Securities Money Market Fund (“GGSMMF”)? Please provide an analysis of whether this involuntary exchange is allowed under each Target Fund’s Articles of Incorporation.

Response: BNY Mellon currently serves as Custodian for a number of 403(b)(7) Plans, Money Purchase Plans, Profit Sharing Plans and SAR-SEP accounts (collectively, the “Plan Accounts”).  Pursuant to BNY Mellon’s plan Account agreements (filed as exhibits hereto), the Plan Accounts generally are permitted to hold only shares of funds which are managed, advised, sub-advised or administered by BNY Mellon Investment Adviser, Inc., or any of its affiliates, and whose shareholder account records are maintained by an affiliate of the Custodian.  Shares of the Acquiring Funds are not eligible to be held by the Plan Accounts.  Consequently, BNY Mellon is notifying each Account administrator and/or investment fiduciary that if the respective Reorganization is approved, the Acquiring Fund shares would not be eligible to be held in the Plan Accounts and, therefore, the administrator and/or investment fiduciary should provide instructions to the Custodian to exchange the Target Fund’s shares for shares of another fund eligible to be held in the Account before the Valuation Date of the Reorganization or that it intends to hold the Acquiring Fund shares received outside of the Account.  The notice to the administrator and/or investment fiduciary of the Account will advise that if no instructions are given by the administrator and/or investment fiduciary, the Target Fund’s shares held in such Account would be exchanged for shares of GGSMMF or, in the case of a 403(b)(7) Plan which has previously selected a “default investment option” pursuant to BNY Mellon’s plan Account agreement, shares of the eligible fund so selected by the administrator and/or investment fiduciary.  Currently, such BNY Mellon plan Account agreements generally provide that if the administrator and/or investment fiduciary of the Account has not provided investment instructions, the assets held in the Account for which no instructions have been given will be invested in a money market fund managed by BNY Mellon Investment Adviser, Inc. or its affiliates.  BNY Mellon, as Custodian for the Plan Accounts, is not making the investment decision for the Plan Accounts, but rather the Account administrator and/or investment fiduciary is providing exchange instructions.  If the administrator and/or investment fiduciary fails to provide instructions after being notified several weeks in advance of the Reorganizations, it will be deemed to have provided “negative consent” to exchange Target Fund shares for shares of the fund previously selected by the administrator and/or investment fiduciary in the Account agreement with the Custodian as the Account’s “default investment option” in the case of

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a 403(b)(7) Plan, or, for other Plan Accounts, shares of GGSMMF.  This is not an “involuntary exchange”; the administrator and/or investment fiduciary of an Account is providing exchange instructions pursuant to its agreement with the Custodian and may instruct BNY Mellon that it intends to hold Acquiring Fund shares outside the Account.  The authority for the proposed automatic exchange into GGSMMF shares prior to the Reorganization as described above would be pursuant to BNY Mellon’s plan Account agreements, after sufficient notice, and not from the Target Funds (or their governing articles or by operation of law).  After consulting with Maryland fund counsel, the Target Funds have concluded that their governing articles do not prohibit the exchanges described above.

3.
Comment: Please provide an explanation of how the exchange of each Target Fund’s Plan Account shares for Dreyfus Class shares of the GGSMMF is consistent with Section 2(a)(32) of the Investment Company Act.

Response: As noted above in response to Staff Comment 2, the exchange for shares of GGSMMF would include only those Account assets for which BNY Mellon, as plan Custodian, has not received exchange instructions, after sufficient notice, from the Account's administrator and/or investment fiduciary.  Pursuant to BNY Mellon’s plan Account agreements, as amended, the Plan Accounts will be deemed to have consented to GGSMMF being the “default investment option” under the circumstances outlined above in response to Staff Comment 2.  It is not an “involuntary exchange” or “involuntary redemption,” but an investment decision being made by the Account’s administrator and/or investment fiduciary with the authority to make investment decisions for the Account to exchange Target Fund shares for shares of another eligible fund or to receive shares of the “default investment option” which, for this transaction, would be shares of GGSMMF.  As noted above, the Account’s administrator and/or investment fiduciary could decide to hold the Acquiring Fund shares received in the Reorganization outside the Account.  Accordingly, the Target Funds believe the exchange is consistent with Section 2(a)(32) of the 1940 Act.

4.
Comment: Please explain why the Legality Opinion for both Registration Statements state that each Acquiring Fund will assume all the assets and liabilities of the respective Target Fund, given the exchange of respective Target Fund Plan Account shares for Dreyfus Class shares of the GGSMMF.

Response: The Legality Opinion for both Registration Statements are correct as the exchange and/or redemption of shares held by the Plan Accounts will occur prior to the closing of the proposed reorganizations so that each Target Fund will no longer have any shares held by the Plan Accounts at the time of the closing.  Accordingly, at the closing, each Acquiring Fund will assume all of the assets and liabilities of the respective Target Fund.

5.	Comment: Please provide an analysis of why Target Fund Plan Account shareholders should not be regarded as a separate class given Investment Company Act Rule 18f-

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3(a)(3), since these shareholders are voting on something different than other Target Fund shareholders.

Response: As in any proposed fund reorganization, the interests of shareholders may diverge, that is why they are all given an opportunity to vote to approve or disapprove of the reorganization; this divergence of interests does not in and of itself require the creation of different classes under Section 18(f) of the 1940 Act.  The share eligibility restrictions noted above, which in part may cause the interests of the Account holders to diverge from those of other Fund shareholders, are imposed at the Account level and not by the Target Funds.  All shareholders of record, including the Plan Accounts, however, will be given an opportunity to vote on the Reorganizations.  Holders of Target Fund shares in an Account are not voting on “something different than other Target Fund shareholders.”  If less than a majority of the outstanding voting securities (as defined in the 1940 Act) of the relevant Target Fund vote to approve the Reorganization, then the Target Fund will not be reorganized and no exchanges, either those for which instructions have been affirmatively given or pursuant to “negative consent” as described above, will take place.  In the event a majority of the relevant Target Fund's outstanding voting securities vote to approve the Reorganization, as in any fund reorganizations, shareholders (other than Account holders) whose interests may have diverged from those shareholders who voted in favor of the Reorganization may redeem or exchange their Target Fund shares for shares of another mutual fund before consummation of the Reorganization.  Similarly, we do not believe these shareholders should be regarded as a separate class under Section 18(f) of the 1940 Act.

6.
Comment: Pursuant to Securities Act Rule 483(b), please file a certified copy of a resolution of the Registrant's board of directors authorizing Allan Oster’s signature to each Registrant Statement pursuant to a power of attorney. Because of the deficiency to the preliminary filing, please file a delaying amendment.

Response: The Registrant has filed delaying amendments for both Registration Statements.  In addition, Registrant will file an officer’s certification of the Board’s authorization of Allan Oster’s signature to each Registration Statement pursuant to a power of attorney.

7.	Comment: Please clarify why Target Fund Plan Account shareholders are being moved into the GGSMMF and why each Acquiring Fund cannot service the Plan Accounts.

Response: As described above in response to Staff Comment 2, Target Fund shares will be exchanged for shares of GGSMMF only in those circumstances, which are considered to be limited, where the Account’s administrator and/or investment fiduciary fails to provide the Custodian with exchange instructions after being notified several weeks in advance of the Reorganizations.  The notice to the administrator and/or investment fiduciary of the Account will advise that GGSMMF has been designated for this transaction as the “default investment option” where no other investment option has been designated by the Account.  Plan Accounts maintained on BNY Mellon’s retail fund

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platform are limited to holding shares of BNY Mellon funds where a BNY Mellon affiliate serves as Transfer Agent to provide recordkeeping and fund data to the Custodian for the Plan Accounts.  BNY Mellon, U.S. Bancorp Fund Services, LLC, the sub-transfer agent for the Acquiring Funds, and Nationwide were unsuccessful in their attempts to provide for arrangements that would enable the Plan Accounts to hold the Acquiring Funds’ shares after the Reorganizations.

8.	Comment: Please clarify the timing for the exchange of Target Fund Plan Account shares for Dreyfus Class shares of the GGSMMF. Will the exchange take place on the Valuation Date or Closing Date?

Response: Target Fund shares held in a Plan Account not already redeemed by plan participants will be exchanged for Dreyfus Class shares of GGSMMF immediately prior to the Valuation Date.

9.	Comment: Because substantially all assets of each Target Fund will not be acquired by the respective Acquiring Fund, how do the transactions qualify as tax-free reorganizations?

Response: As stated in response to Staff Comment 4, substantially all of the assets and liabilities of each Target Fund will be acquired by the respective Acquiring Fund and thus each of the proposed reorganizations will qualify as tax-free reorganizations.

The merger of the BNY Mellon Growth and Income Fund (“Growth Target Fund”) into the Nationwide Dynamic U.S. Growth Fund (“Growth Acquiring Fund”) (the “Growth Reorganization”) is anticipated to qualify as a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”).  As part of the merger, the Funds will enter into a Plan of Reorganization (“Growth Plan”) within the meaning of Section 368(a)(1) of the Code.  Under the Growth Plan, it is intended that the Growth Reorganization will qualify as a tax-free reorganization pursuant to Section 368(a)(1)(C) of the Code (a C reorganization).  All tax-free reorganizations under Section 368, other than E and F reorganizations, must satisfy the continuity of shareholder interest requirement and the continuity of business enterprise requirement.  Generally, the continuity of shareholder interest requirement is met if the target fund shareholders receive an equity interest, e.g., stock, in the acquiring fund and such acquiring fund stock must represent a material part of the consideration transferred by the acquiring fund as part of the reorganization. The Growth Reorganization is anticipated to satisfy the continuity of shareholder interest requirement because solely Growth Acquiring Fund stock is being transferred to the Growth Target Fund shareholders as part of the exchange. The continuity of business enterprise requirement is met if either (a) the acquiring fund is in and will continue the target fund’s historic business or (b) the acquiring fund will use a significant portion of the target fund’s historic business assets in its business after the reorganization.  The Growth Reorganization satisfies the continuity of business enterprise requirement because both the Growth Target Fund and the Growth Acquiring Fund are in the same line of business and, as such, the Growth Acquiring Fund

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will be continuing the Growth Target Fund’s historic business.  A shift in the Growth Target Fund’s assets that is consistent with the Growth Target Fund’s investment strategies and objectives, as expected, will not disqualify the Growth Reorganization from satisfying the historic line of business prong ((a) above) of the continuity of business enterprise requirement.

In addition to the above requirements, in order to qualify as a C reorganization, as intended, the Growth Target Fund is required to transfer substantially all of its assets to the Growth Acquiring Fund in exchange solely for voting shares of the Growth Acquiring Fund.  At the closing of the Growth Reorganization, substantially all of the assets of the Growth Target Fund will be transferred to the Growth Acquiring Fund in exchange solely for voting shares of the Growth Acquiring Fund.  As stated above, a shift in the assets held by the Growth Target Fund prior to closing, but that is consistent with the Growth Target Fund’s investment strategies and objectives, and therefore consistent with and in continuance of its historic business, will not prevent the Growth Target Fund from transferring substantially all of its assets to the Growth Acquiring Fund.  However, the sales of the Growth Target Fund portfolio securities prior to the closing of the Growth Reorganization may result in the realization of gain or loss to the Growth Target Fund and any net gains will be distributed to the Growth Target Fund shareholders prior to the closing of the Growth Reorganization.

The merger of the BNY Mellon Disciplined Stock Fund (“Disciplined Target Fund”) into the Nationwide Mellon Disciplined Value Fund (“Disciplined Acquiring Fund”) (the “Disciplined Reorganization”) is anticipated to qualify as a tax-free reorganization under Section 368 of the Code.  As part of the merger, the Funds will enter into a Plan of Reorganization (“Disciplined Plan”) within the meaning of Section 368(a)(1) of the Code.  Under the Disciplined Plan, it is intended that the Disciplined Reorganization will qualify as a tax-free reorganization pursuant to Section 368(a)(1)(F) of the Code (an F reorganization).  Under Section 368(a)(1)(F) of the Code, a reorganization will qualify as an F reorganization if the transaction is a mere change in identity, form or place of organization.  Further, to be considered a mere change, it is required that (1) the acquiring fund stock is distributed to target fund shareholders in exchange for target fund stock (except for de minimis stock issued to facilitate the organization of the acquiring fund), (2) the same shareholders must own all of the stock of the target fund, immediately before the reorganization, and of the acquiring fund, immediately after the reorganization, (3) the acquiring fund must not hold any assets other than de minimis amount of assets to facilitate the organization of the acquiring fund, (4) the target fund must liquidate for federal income tax purposes as part of the reorganization, (5) there is only one acquiring fund party to the reorganization that will succeed to and take into account the items of the target fund under Section 381(c) of the Code, and (6) there is only one target fund party to the reorganization of which the acquiring fund will succeed to and take into account the items of the target fund under Section 381(c) of the Code.  The Disciplined Reorganization is anticipated to qualify as an F reorganization under Section 368 of the Code because, as part of and condition to the Disciplined Plan, (i) the Disciplined Acquiring Fund stock will be distributed to the Disciplined Target Fund shareholders, (ii)

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the Disciplined Target Fund shareholders immediately before the Disciplined Reorganization will be the Disciplined Acquiring Fund shareholders immediately after the Disciplined Reorganization, (iii) the Disciplined Acquiring Fund is, and at the time of closing will be, a shell fund and holds, and at the time of closing will hold, only nominal assets that were necessary to facilitate its organization, (iv) the Disciplined Target Fund will liquidate for federal income tax purposes after the Disciplined Reorganization, (v) the Disciplined Acquiring Fund is the only acquiring fund party to the Disciplined Reorganization that will succeed to and take into account the items of the Disciplined Target Fund under Section 381(c) of the Code, and (iv) the Disciplined Target Fund is the only target fund party to the Disciplined Reorganization of which the Disciplined Acquiring Fund will succeed to and take into account the items of the Disciplined Target Fund under Section 381(c) of the Code.  Additionally, the preamble to the final Treasury Regulations regarding F reorganizations (TD 9739) states that transactions can occur contemporaneously with an F reorganization without causing the F reorganization to fail, as long as one corporation could effect such transaction without undergoing an F reorganization.  The Disciplined Target Fund, independent of undergoing an F reorganization, still could have changed its investment strategy, which would have triggered the realization of gain or loss upon the sale of any securities to effect that change.  Such a change in investment strategy contemporaneous with the Disciplined Reorganization does not impact the Disciplined Reorganization qualifying as an F reorganization.

10.	Comment: Please explain whether the transactions may qualify for the continuity of business enterprise analysis.

Response: As discussed in the response to Staff Comment 9 above, the continuity of business enterprise requirement applies to certain tax-free reorganizations under Section 368 of the Code, including C reorganizations.  As stated in the Growth Plan, it is intended that the Growth Reorganization will qualify as a C reorganization under Section 368(a)(1)(C) of the Code and will be subject to the continuity of business enterprise requirement.  The continuity of business enterprise requirement is met if either (a) the acquiring fund is in and will continue the target fund’s historic business or (b) the acquiring fund will use a significant portion of the target fund’s historic business assets in its business after the reorganization.  The Growth Reorganization satisfies the continuity of business enterprise requirement because both the Growth Target Fund and the Growth Acquiring Fund are in the same line of business and, as such, the Growth Acquiring Fund will be continuing the Growth Target Fund’s historic business.  A shift in the Growth Target Fund’s assets that is consistent with the Growth Target Fund’s investment strategies and objectives, as expected, will not disqualify the Growth Reorganization from satisfying the historic line of business prong of the continuity of business enterprise requirement.

As discussed in the response to Staff Comment 9 above, the continuity of business enterprise requirement applies to all tax-free reorganizations described in Section 368(a)(1) of the Code, except for E or F reorganizations thereunder.  As stated in the

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Disciplined Plan, it is intended that the Disciplined Reorganization will qualify as an F reorganization under Section 368(a)(1)(F) of the Code.  Therefore, the Disciplined Reorganization is not subject to the continuity of business enterprise requirements discussed above.

11.	Comment: Please confirm that no ruling on the tax status of the transactions was sought from the IRS.

Response: The Registrant confirms that no ruling on the tax status of the transactions was sought from the IRS.

12.	Comment: Please quantify the portion of net assets of each Target Fund held under Plan Accounts, either as a dollar amount or percentage, as of a certain date.

Response: For the BNY Mellon Growth and Income Fund, Plan Accounts accounted for $14,198,132.66 out of $867,009,496.00 in total assets (or approximately 1.6%) as of August 30, 2019. For the BNY Mellon Disciplined Stock Fund, Plan Accounts accounted for $8,312,675.25 out of $569,980,946.89 in total assets (or approximately 1.5%) as of August 30, 2019.

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In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8429 or Jessica D. Burt at (202) 419-8409, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Jessica D. Burt, Esquire

ARTICLES OF INCORPORATION

OF

DREYFUS GROWTH AND INCOME FUND, INC.

FIRST:       The undersigned, David Stephens, whose address is Seven Hanover Square, New York, New York 10004-2594, being at least eighteen years of age, hereby forms a corporation under the Maryland General Corporation Law.

SECOND:       The name of the corporation (hereinafter called the “corporation”) is Dreyfus Growth and Income Fund, Inc.

THIRD:       The corporation is formed for the following purpose or purposes:

(a)       to conduct, operate and carry on the business of an investment company;

(b)       to subscribe for, invest in, reinvest in, purchase or otherwise acquire, hold, pledge, sell, assign, transfer, lend, write options on, exchange, distribute or otherwise dispose of and deal in and with securities of every nature, kind, character, type and form, including without limitation of the generality of the foregoing, all types of stocks, shares, futures contracts, bonds, debentures, notes, bills and other negotiable or non-negotiable instruments, obligations, evidences of interest, certificates of interest, certificates of participation, certificates, interests, evidences of ownership, guarantees, warrants, options or evidences of indebtedness issued or created by or guaranteed as to principal and interest by any state or local government or any agency or instrumentality thereof, by the United States Government or any agency, instrumentality, territory, district or possession thereof, by any foreign government or any agency, instrumentality, territory, district or possession thereof, by any corporation organized under the laws of any state, the United States or any territory or possession thereof or under the laws of any foreign country, bank certificates of deposit, bank time deposits, bankers’ acceptances and commercial paper; to pay for the same in cash or by the issue of stock, including treasury stock, bonds or notes of the corporation or otherwise; and to exercise any and all rights, powers and privileges of ownership or interest in respect of any and all such investments of every kind and description, including without limitation, the right to consent and otherwise act with respect thereto, with power to designate one or more persons, firms, associations or corporations to exercise any of said rights, powers and privileges in respect of any said instruments;

(c)       to borrow money or otherwise obtain credit

and to secure the same by mortgaging, pledging or otherwise subjecting as security the assets of the corporation;

(d)       to issue, sell, repurchase, redeem, retire, cancel, acquire, hold, resell, reissue, dispose of, transfer, and otherwise deal in, shares of stock of the corporation, including shares of stock of the corporation in fractional denominations, and to apply to any such repurchase, redemption, retirement, cancellation or acquisition of shares of stock of the corporation any funds or property of the corporation whether capital or surplus or otherwise, to the full extent now or hereafter permitted by the laws of the State of Maryland;

(e)       to conduct its business, promote its purposes and carry on its operations in any and all of its branches and maintain offices both within and without the State of Maryland, in any States of the United States of America, in the District of Columbia and in any other parts of the world; and

(f)       to do all and everything necessary, suitable, convenient, or proper for the conduct, promotion and attainment of any of the businesses and purposes herein specified or which at any time may be incidental thereto or may appear conducive to or expedient for the accomplishment of any of such businesses and purposes and which might be engaged in or carried on by a corporation incorporated or organized under the Maryland General Corporation Law, and to have and exercise all of the powers conferred by the laws of the State of Maryland upon corporations incorporated or organized under the Maryland General Corporation Law.

The foregoing provisions of this Article THIRD shall be construed both as purposes and powers and each as an independent purpose and power. The foregoing enumeration of specific purposes and powers shall not be held to limit or restrict in any manner the purposes and powers of the corporation, and the purposes and powers herein specified shall, except when otherwise provided in this Article THIRD, be in no wise limited or restricted by reference to, or inference from, the terms of any provision of this or any other Article of these Articles of Incorporation; provided, that the corporation shall not conduct any business, promote any purpose, or exercise any power or privilege within or without the State of Maryland which, under the laws thereof, the corporation may not lawfully conduct, promote, or exercise.

FOURTH:       The post office address of the principal office of the corporation within the State of Maryland, and of the resident agent of the corporation within the State of Maryland, is The Corporation Trust Incorporated, 32 South Street, Baltimore, Maryland 21202.

FIFTH:  (1)       The total number of shares of stock which the corporation has authority to issue is three hundred million (300,000,000) shares of Common Stock, all of which are of a par value of one tenth of one cent ($.001) each.

(2)       The aggregate par value of all the authorized shares of stock is three hundred thousand dollars ($300,000.00).

(3)       The Board of Directors of the corporation is authorized, from time to time, to fix the price or the minimum price or the consideration or minimum consideration for, and to issue, the shares of stock of the corporation.

(4)       The Board of Directors of the corporation is authorized, from time to time, to classify or to reclassify, as the case may be, any unissued shares of stock of the corporation.

(5)       Subject to the power of the Board of Directors to reclassify unissued shares, the shares of each class of stock of the corporation shall have the following preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption:

(i)       All consideration received by the corporation for the issuance or sale of shares together with all income, earnings, profits and proceeds thereof, shall irrevocably belong to such class for all purposes, subject only to the rights of creditors, and are herein referred to as “assets belonging to” such class. The assets belonging to a class may be invested with the assets belonging to one or more other classes in a common investment portfolio. If the assets belonging to more than one class are invested in a common investment portfolio, the income and expenses of the investment portfolio shall be allocated among the classes in accordance with the number of shares outstanding of each class or as otherwise determined by the Board of Directors.

(ii)       The assets belonging to such class shall be charged with the liabilities of the corporation in respect of such class and with such class’ share of the general liabilities of the corporation, in the latter case in proportion that the net asset value of such class bears to the net asset value of all classes. The determination of the Board of Directors shall be conclusive as to the allocation of liabilities, including accrued expenses and reserves, to a class.

(iii)       Dividends or distributions on shares of each class, whether payable in stock or cash, shall be paid only out of earnings, surplus or other assets belonging to such class.

(iv)       In the event of the liquidation or dissolution of the corporation, stockholders of each class shall be entitled to receive, as a class, out of the assets of the corporation available for distribution to stockholders, the assets belonging to such class and the assets so distributable to the stockholders of such class shall be distributed among such stockholders in proportion to the number of shares of such class held by them.

(v)       On each matter submitted to a vote of the stockholders, each holder of a share of stock shall be entitled to one vote for each share standing in his name on the books of the corporation irrespective of the class thereof. All holders of shares of stock shall vote as a single class except with respect to any matter which affects only one or more classes of stock, in which case only the holders of shares of the class or classes affected shall be entitled to vote.

Except as provided above, all provisions of the Articles of Incorporation relating to stock of the corporation shall apply to shares of, and to the holders of, all classes of stock.

(6)       Notwithstanding any provisions of the Maryland General Corporation Law requiring a greater proportion than a majority of the votes of stockholders entitled to be cast in order to take or authorize any action, any such action may be taken or authorized upon the concurrence of a majority of the aggregate number of votes entitled to be cast thereon.

(7)       The presence in person or by proxy of the holders of one-third of the shares of stock of the corporation entitled to vote (without regard to class) shall constitute a quorum at any meeting of the stockholders, except with respect to any matter which, under applicable statutes or regulatory requirements, requires approval by a separate vote of one or more classes of stock, in which case the presence in person or by proxy of the holders of one-third of the shares of stock of each class required to vote as a class on the matter shall constitute a quorum.

(8)       The corporation may issue shares of stock in fractional denominations to the same extent as its whole shares, and shares in fractional denominations shall be shares of stock having proportionately to the respective fractions represented thereby all the rights of whole shares, including, without limitation, the right to vote, the right to receive dividends and distributions and the right to participate upon liquidation of the corporation, but excluding the right to receive a stock certificate evidencing a fractional share.

(9)       No holder of any shares of any class of the corporation shall be entitled as of right to subscribe for, purchase, or otherwise acquire any shares of any class which the corporation proposes to issue, or any rights or options which the corporation proposes to issue or to grant for the purchase of shares of any class or for the purchase of any shares, bonds, securities, or obligations of the corporation which are convertible into or exchangeable for, or which carry any rights to subscribe for, purchase, or otherwise acquire shares of any class of the corporation; and any and all of such shares, bonds, securities or obligations of the corporation, whether now or hereafter authorized or created, may be issued, or may be reissued or transferred if the same have been reacquired and have treasury status, and any and all of such rights and options may be granted by the Board of Directors to such persons, firms, corporations and associations, and for such lawful consideration, and on such terms, as the Board of Directors in its discretion may determine, without first offering the same, or any thereof, to any said holder.

SIXTH:  (1)       The number of directors of the corporation, until such number shall be increased or decreased pursuant to the by-laws of the corporation, is one. The number of directors shall never be less than the minimum number prescribed by the Maryland General Corporation Law.

(2)       The name of the person who shall act as director of the corporation until the first annual meeting or until his successor or successors are duly chosen and qualify is as follows:

Mark N. Jacobs

(3)       The initial by-laws of the corporation shall be adopted by the directors at their organizational meeting or by their informal written action, as the case may be. Thereafter, the power to make, alter, and repeal the by-laws of the corporation shall be vested in the Board of Directors of the corporation.

(4)       Any determination made in good faith by or pursuant to the direction of the Board of Directors, as to: the amount of the assets, debts, obligations, or liabilities of the corporation; the amount of any reserves or charges set up and the propriety thereof; the time of or purpose for creating such reserves or charges; the use, alteration or cancellation of any reserves or charges (whether or not any debt, obligation or liability for which such reserves or charges shall have been created shall have been paid or discharged or shall be then or thereafter required to be paid or discharged); the value of any investment or fair value of any other asset of the corporation; the amount of net investment income; the number of shares of stock outstanding; the estimated expense in connection with purchases or redemptions of the corporation’s stock; the ability to liquidate investments in orderly fashion; the extent to which it is practicable to deliver a cross-section of the portfolio of the corporation in payment for any such shares, or as to any other matters relating to the issue, sale, purchase, redemption and/or other acquisition or disposition of investments or shares of the corporation, or the determination of the net asset value of shares of the corporation shall be final and conclusive, and shall be binding upon the corporation and all holders of its shares, past, present and future, and shares of the corporation are issued and sold on the condition and understanding that any and all such determinations shall be binding as aforesaid.

SEVENTH:  (1)       To the fullest extent that limitations on the liability of directors and officers are permitted by the Maryland General Corporation Law, no director or officer of the corporation shall have any liability to the corporation or its stockholders for damages. This limitation on liability applies to events occurring at the time a person serves as a director or officer of the corporation whether or not such person is a director or officer at the time of any proceeding in which liability is asserted.

(2)       The corporation shall indemnify and advance expenses to its currently acting and its former directors to the fullest extent that indemnification of directors is permitted by the Maryland General Corporation Law. The corporation shall indemnify and advance expenses to its officers to the same extent as its directors and to such further extent as is consistent with law. The board of directors may, through a by-law, resolution or agreement, make further provisions for indemnification of directors, officers, employees and agents to the fullest extent permitted by the Maryland General Corporation Law.

(3)       No provision of this Article SEVENTH shall be effective to protect or purport to protect any director or officer of the corporation against any liability to the corporation or its stockholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

(4)       References to the Maryland General Corporation Law

in this Article SEVENTH are to the law as from time to time amended. No amendment to the Articles of Incorporation of the corporation shall affect any right of any person under this Article SEVENTH based on any event, omission or proceeding prior to such amendment.

EIGHTH:       Any holder of shares of stock of the corporation may require the corporation to redeem and the corporation shall be obligated to redeem at the option of such holder all or any part of the shares of the corporation owned by said holder, at the redemption price, pursuant to the method, upon the terms and subject to the conditions hereinafter set forth:

(a)       The redemption price per share shall be the net asset value per share determined at such time or times as the Board of Directors of the corporation shall designate in accordance with any provision of the Investment Company Act of 1940, any rule or regulation thereunder or exemption or exception therefrom, or any rule or regulation made or adopted by any securities association registered under the Securities Exchange Act of 1934.

(b)       Net asset value per share of a class shall be determined by dividing:

(i)       The total value of the assets of such class determined as provided in Subsection (c) below less, to the extent determined by or pursuant to the direction of the Board of Directors, all debts, obligations and liabilities of such class (which debts, obligations and liabilities shall include, without limitation of the generality of the foregoing, any and all debts, obligations, liabilities, or claims, of any and every kind and nature, fixed, accrued and otherwise, including the estimated accrued expenses of management and supervision, administration and distribution and any reserves or charges for any or all of the foregoing, whether for taxes, expenses or otherwise) but excluding such class’ liability upon its shares and its surplus, by

(ii)       The total number of shares of such class outstanding.

The Board of Directors is empowered, in its absolute discretion, to establish other methods for determining such net asset value whenever such other methods are deemed by it to be necessary in order to enable the corporation to comply with, or are deemed by it to be desirable provided they are not inconsistent with, any provision of the Investment Company Act of 1940 or any rule or regulation thereunder.

(c)       In determining for the purposes of these Articles of Incorporation the total value of the assets of the corporation at any time, investments and any other assets of the corporation shall be valued in such manner as may be determined from time to time by the Board of Directors.

(d)        Payment of the redemption price by the corporation may be made either in cash or in securities or other assets at the time owned by the corporation or partly in cash and partly in securities or other assets at the time owned by the corporation. The value of any part of such payment to be made in securities or other assets of the corporation shall be the value employed in determining the redemption price. Payment of the redemption price shall be made on or before the seventh day following the day on which the shares are properly presented for redemption hereunder, except that delivery of any securities included in any such payment shall be made as promptly as any necessary transfers on the books of the issuers whose securities are to be delivered may be made.

The corporation, pursuant to resolution of the Board of Directors, may deduct from the payment made for any shares redeemed a liquidating charge not in excess of five percent (5%) of the redemption price of the shares so redeemed, and the Board of Directors may alter or suspend any such liquidating charge from time to time.

(e)       Redemption of shares of stock by the corporation is conditional upon the corporation having funds or property legally available therefor.

(f)       The corporation, either directly or through an agent, may repurchase its shares, out of funds legally available therefor, upon such terms and conditions and for such consideration as the Board of Directors shall deem advisable, by agreement with the owner at a price not exceeding the net asset value per share as determined by the corporation at such time or times as the Board of Directors of the corporation shall designate, less a charge not to exceed five percent (5%) of such net asset value, if and as fixed by resolution of the Board of Directors of the corporation from time to time, and take all other steps deemed necessary or advisable in connection therewith.

(g)       The corporation, pursuant to resolution of the Board of Directors, may cause the redemption, upon the terms set forth in such resolution and in subsections (a) through (e) and subsection (h) of this Article EIGHTH, of shares of stock owned by stockholders whose shares have an aggregate net asset value of ten thousand dollars or less or such other amount as may be fixed from time to time by the Board of Directors. Notwithstanding any other provision of this Article EIGHTH, if certificates representing such shares have been issued, the redemption price need not be paid by the corporation until such certificates are presented in proper form for transfer to the corporation or the agent of the corporation appointed for such purpose; however, the redemption shall be effective, in accordance with the resolution of the Board of Directors, regardless of whether or not such presentation has been made.

(h)       The obligations set forth in this Article EIGHTH may be suspended or postponed as may be permissible under the Investment Company Act of 1940 and the rules and regulations thereunder.

(i)       The Board of Directors may establish other terms and conditions and procedures for redemption, including requirements as to delivery of certificates evidencing shares, if issued.

NINTH:        All persons who shall acquire stock or other securities of the corporation shall acquire the same subject to the provisions of the corporation’s Charter, as from time to time amended.

TENTH:        From time to time any of the provisions of the Charter of the corporation may be amended, altered or repealed, including amendments which alter the contract rights of any class of stock outstanding, and other provisions authorized by the Maryland General Corporation Law at the time in force may be added or inserted in the manner and at the time prescribed by said Law, and all rights at any time conferred upon the stockholders of the corporation by its Charter are granted subject to the provisions of this Article.

IN WITNESS WHEREOF, I have adopted and signed these Articles of Incorporation and do hereby acknowledge that the adoption and signing are my act.

Dated: November 14, 1991

/s/ David Stephens
David Stephens, Incorporator

DREYFUS GROWTH AND INCOME FUND, INC.

ARTICLES OF AMENDMENT

Dreyfus Growth and Income Fund, Inc., a Maryland corporation (hereinafter called the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST:       The charter of the Corporation is hereby amended by striking Article SECOND of the Articles of Incorporation and inserting in lieu thereof the following:

“SECOND:       The name of the corporation (hereinafter called the ‘Corporation’) is BNY Mellon Growth and Income Fund, Inc.”

SECOND:       The foregoing amendment to the charter of the Corporation was approved by a majority of the entire Board of Directors; the foregoing amendment is limited to changes expressly permitted by Section 2-605 of the Maryland General Corporation Law to be made without action by the stockholders of the Corporation.

THIRD:       These Articles of Amendment to the charter of the Corporation shall become effective at 9:01 a.m. on June 3, 2019.

IN WITNESS WHEREOF, Dreyfus Growth and Income Fund, Inc. has caused this instrument to be signed in its name and on its behalf by its Vice President who acknowledges these Articles of Amendment to be the corporate act of the Corporation and states that, to the best of his knowledge, information and belief, the matters and facts set forth in these Articles with respect to the authorization and approval of the amendment of the Corporation’s charter are true in all material respects, and that this statement is made under the penalties for perjury.

DREYFUS GROWTH AND INCOME FUND, INC.

By:	/s/ Jeff Prusnofsky
Jeff Prusnofsky
Vice President

ATTEST:

/s/ James Bitetto
James Bitetto
Secretary

751993-40 2CM

CUST ID:0003736744
WORK ORDER:0004953321
DATE-.05-08-2019 01:12 PM
AMT. PAID:$1,921.00

ARTICLES OF INCORPORATION
OF
THE LAUREL FUNDS, INC.

FIRST:       The undersigned, CLIFFORD J. ALEXANDER, whose post office address is South Lobby, Ninth Floor, 1800 M Street, N.W. , Washington, D.C. 20036, being at least eighteen years of age, under and by virtue of the General Laws of the State of Maryland authorizing the formation of. corporations, is acting as sole incorporator with the intention of forming a corporation.

SECOND:       The name of the corporation is THE LAUREL FUNDS, INC.  (the “Corporation”).

THIRD:       The purposes for which the Corporation is formed are to act as an open-end management investment company under the Investment Company Act of 1940, as amended (“1940 Act”), and to exercise and enjoy all of the powers,  rights and privileges granted to, or conferred upon, corporations of a similar character by the General Laws of the State of Maryland now or hereafter in force,  including, but not limited to,  the following:

(a)       To hold,  invest and reinvest its funds, and in connection therewith to hold part or all of its funds in cash, and to purchase, subscribe for or otherwise acquire, hold for investment or otherwise,  to trade and deal in, write, sell, assign, negotiate, transfer, exchange, lend, pledge or otherwise dispose of or turn to account or realize upon, securities  (which term “securities” shall, for the purposes of these Articles of Incorporation, without limiting the generality thereof, be deemed to include any stocks, shares, bonds, debentures, bills, notes, mortgages or other obligations or evidences of indebtedness, and any options, certificates, receipts, warrants or other instruments representing rights to receive, purchase or subscribe for the same, or evidenc-ing or representing any other rights or interests therein, or in any property or assets; and any negotiable or non-negotiable instruments and money market instruments, including bank certificates of deposit,  finance paper, commercial paper, bankers’ acceptances and all kinds of repurchase or reverse repurchase agreements) created or issued by any United States or foreign issuer (which term “issuer” shall,  for the purpose of these Articles of Incorporation, without limiting the generality there-of, be deemed to include any persons,  firms, associa-tions, partnerships, corporations, syndicates, combinations, organizations, governments or subdivisions, agencies or instrumentalities of any government); and to exercise, as owner or holder of any securities, all rights, powers and privileges in respect thereof including the right to vote thereon;

to aid by further investment any issuer,  any obligation of or  interest  in which is held by the Corporation or in the affairs of which the Corporation has any direct or indirect interest; to guarantee or become surety on any or all of the contracts, stocks, bonds, notes, debentures and other obligations of any corporation, company, trust, association or firm; and to do any and all acts and things for the preservation, protection, improvement and enhancement in value of any and all such securities.

(b)       To acquire all or any part of the goodwill, rights, property and business of any person, firm, association or corporation heretofore or hereafter engaged in any business similar to any business which the Corporation has the power to conduct, and to hold, utilize, enjoy and in any manner dispose of the whole or any part of the rights, property and business so acquired, and to assume in connection therewith any liabilities of any such person, firm, association or corporation.

(c)       To apply for, obtain, purchase or otherwise acquire, any patents, copyrights, licenses, trademarks, trade names and the like, which may be capable of being used for any of the purposes of the Corporation; and to use, exercise, develop, grant licenses in respect of, sell and otherwise turn to account,  the same.

(d)       To issue and sell shares of its own capital stock and securities convertible into such capital stock in such amounts and on such terms and conditions, for such pur-poses and for such amount or kind of consideration (including without limitation thereto, securities) now or hereafter permitted by the laws of the State of Maryland, by the 1940 Act and by these Articles of Incorpo-ration, as its Board of Directors may determine.

(e)       To purchase or otherwise acquire, hold, dispose of, resell,  transfer, reissue or cancel (all without the vote or consent of the stockholders of the Corporation) shares of its capital stock in any manner and to the extent now or hereafter permitted by the laws of the State of Maryland, by the 1940 Act and by these Articles of Incorporation.

(f)       To conduct its business in all its branches at one or more offices in Maryland and elsewhere in any part of the world, without restriction or limit as to extent.

(g)       To exercise and enjoy, in Maryland and in any other states,  territories, districts and United States dependencies and in foreign countries, all of the powers, rights and privileges granted to, or conferred upon, corporations by the General Laws of the State of Maryland now or hereafter in force.

(h)       In general to carry on any other business in connection with or incidental to its corporate purposes,  to do everything necessary, suitable or proper for the accom-plishment of such purposes or for the attainment of any object or the furtherance of any power hereinbefore set forth, either alone or in association with others,  to do every other act or thing incidental or appurtenant to or growing out of or connected with its business or purposes, objects or powers, and, subject to the foregoing, to have and exercise all the powers,  rights and privileges conferred upon corporations by the laws of the State of Maryland as in force from time to time.

The foregoing objects and purposes shall, except as otherwise expressly provided, be in no way limited or restricted by reference to, or inference from, the terms of any other clause of this or any other Article of these Articles of Incorporation, and shall each be regarded as independent and construed as a power as well as an object and a purpose, and the enumeration of specific purposes, objects and powers shall not be construed to limit or restrict in any manner the meaning of general terms or the general powers of the Corporation now or hereafter conferred by the laws of Maryland, nor shall the expression of one thing be deemed to exclude another though it be of like nature, not expressed; provided however, that the Corporation shall not have power to carry on within the State of Maryland any business whatsoever the carrying on of which would preclude it from being classified as an ordinary business corporation under the laws of said State; nor shall it carry on any business, or exercise any powers,  in any other state,  territory, district or country except to the extent that the same lawfully may be carried on or exercised under the laws thereof.

Incident to meeting the purposes specified above,  the Corporation also shall have the power:

(1)       To acquire (by purchase, lease or otherwise) and to hold, use, maintain, develop and dispose of  (by sale or otherwise) any property, real or personal, and any interest therein,

(2)       To borrow money and, in this connection,  issue notes or other evidence of indebtedness.

(3)       Subject to any applicable provisions of law, to buy, hold, sell, and otherwise deal in and with foreign exchange.

FOURTH:       The post office address of the principal office of the Corporation in the State of Maryland is The Corporation Trust, Inc., 32 South Street, Baltimore, Maryland 21202.  The name of the resident agent of the Corporation in the State of Maryland is The

Corporation Trust, Inc., whose post office address is 32 South State Street, Baltimore, Maryland 21202.  Said resident is a citizen of the State of Maryland and actually resides therein.

FIFTH:       Section 5.1.  Capital Stock.  The total number of shares of capital stock which the Corporation shall have authority to issue is five billion (5,000,000,000) shares, of the par value of one-tenth of one cent ($.001)  (the “Shares”), and of the aggregate par value of five million dollars ($5,000,000).  The Shares may be issued by the Board of Directors in such separate and distinct series (“Series”) as the Board of Directors shall from time to time create and establish.  The Board of Directors shall have full power and authority,  in its sole discretion, to create and establish Shares having such preferences, rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption as shall be fixed and determined from time to time by resolution or resolutions providing for the issuance of such Shares adopted by the Board of Directors. In addition, the Board of Directors is hereby expressly granted authority to increase or decrease the number of Shares of any class, but the number of Shares of any class shall not be decreased by the Board of Directors below the number of Shares thereof then outstanding.

The Board of Directors of the Corporation is authorized, from time to time, to classify or to reclassify, as the case may be, any unissued Shares of the Corporation in separate series. The shares of said series of stock shall have such preferences, rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption as shall be fixed and determined from time to time by the Board of Directors. The Corporation may hold as treasury Shares, reissue for such consideration and on such terms as the Board of Directors may determine, or cancel, at their discretion from time to time, any Shares reacquired by the Corporation.  No holder of any of the Shares shall be entitled as of right to subscribe for, purchase, or otherwise acquire any Shares of the Corporation which the Corporation proposes to issue or reissue.

Without limiting the authority of the Board of Directors set forth herein to establish and designate any further Series, and to classify and reclassify any unissued Shares, there is hereby established and classified, ten Series of stock comprised as follows:  Laurel Prime Money Market I Portfolio, Laurel Government Money Market I Portfolio, Laurel Tax-Exempt Money Market I Portfolio, Laurel Quantitative Performance Portfolio, Laurel Prime Money Market II Portfolio, Laurel Government Money Market II Portfolio, Laurel Tax-Exempt Money Market II Portfolio, Laurel Short-Term Bond Portfolio, Laurel Tactical Asset Allocation Portfolio and Laurel Prime Money Market III Portfolio.

The Corporation shall have authority to issue any additional shares hereafter authorized and any shares redeemed or repurchased by the Corporation.  All Shares of any class when properly issued in accordance with these Articles of Incorporation shall be fully paid and nonassessable.

Section 5.2.  Establishment of Series.  The establishment of any Series in addition to those established in Section 5.1 hereof shall be effective upon the adoption of a resolution by a majority of the then Directors setting forth such establishment and designation and the relative rights and preferences of the Shares of such Series.  At any time that there are no Shares outstanding of any particular Series previously established and designated, the Directors may by a majority vote abolish that Series and the establishment and designation thereof.

Section 5.3.  Dividends.  Dividends and distributions on Shares may be declared and paid with such frequency, in such form and in such amount as the Board of Directors may from time to time determine.  Dividends may be declared daily or otherwise pursuant to a standing resolution or resolutions adopted only once or with such frequency as the Board of Directors may determine.

The Board of Directors shall have the power,  in its sole discretion, to distribute in any fiscal year as dividends (including dividends designated in whole or in part as capital gain distributions) amounts sufficient,  in the opinion of the Board of Directors, to enable each Series of the Corporation to qualify as a regulated investment company under the Internal Revenue Code of 1986, as amended, or any successor or comparable statute thereto, and regulations promulgated thereunder, and to avoid liability of each Series of the Corporation for Federal income tax in respect of that year.  However, nothing in the foregoing shall limit the authority of the Board of Directors to make distributions greater than or less than the amount necessary to qualify as a regulated investment company and to avoid liability of any Series of the Corporation for such tax.

Dividends and distributions may be paid in cash, property or Shares, or a combination thereof, as determined by the Board of Directors or pursuant to any program that the Board of Directors may have in effect at the time.  Any such dividend or distribution paid in Shares will be paid at the current net asset value thereof as defined in Section 5.7.

Section 5.4.  Assets and Liabilities of Series.  All consideration received by the Corporation for the issue or sale of Shares of a particular Series,  together with all assets in which such consideration is invested or reinvested, all income, earnings, profits, and proceeds thereof,  including any proceeds derived from the sale, exchange or liquidation of such assets, and any funds or payments derived from any reinvestment of such proceeds in whatever form the same may be, shall be referred to as “assets belonging to” that Series. In addition, any assets, in-

come, earnings, profits, and proceeds thereof,  funds, or payments which are not readily identifiable as belonging to any particular Series shall be allocated by the Board of Directors between and among one or more of the Series in such manner as the Board of Directors, in its sole discretion, deems fair and equitable. Each such allocation shall be conclusive and binding upon the Stockholders of all Series for all purposes, and shall be referred to as assets belonging to that Series.  The assets belonging to a particular Series shall be so recorded upon the books of the Corporation.  The assets belonging to each particular Series shall be charged with the liabilities of that Series and all expenses, costs, charges and reserves attributable to that Series. Any general liabilities, expenses, costs, charges or reserves of the Corporation which are not readily identifiable as belonging to any particular Series shall be allocated and charged by the Board of Directors between or among any one or more of the Series in such a manner as the Board of Directors in its sole discretion deems fair and equitable.  Each such allocation shall be conclusive and binding upon the Stockholders of all Series for all purposes.

Section 5.5.  Voting.  On each matter submitted to a vote of the Stockholders, each holder of a Share shall be entitled to one vote for each Share and fractional votes for fractional Shares standing in his name on the books of the Corporation; provided, however, that when required by the 1940 Act or rules thereunder or when the Board of Directors has determined that the matter affects only the interests of one Series, matters may be submitted to a vote of the Stockholders of a particular Series, and each holder of Shares thereof shall be entitled to votes equal to the full and fractional Shares of the Series standing in his name on the books of the Corporation.  The presence in person or by proxy of the holders of one-third of the shares of capital stock of the Corporation outstanding and entitled to vote thereat shall constitute a quorum for the transaction of business at a Stockholders’ meeting, except that where any provision of law or of these Articles of Incorporation permit or require that holders of any Series shall vote as a Series, then one-third of the aggregate number of shares of capital stock of that Series outstanding and entitled to vote shall constitute a quorum for the transaction of business by that Series.

Section 5.6.  Redemption by Stockholders.  Each holder of Shares shall have the right at such times as may be permitted by the Corporation to require the Corporation to redeem all or any part of his Shares at a redemption price per Share equal to the net asset value per Share as of such time as the Board of Directors shall have prescribed by resolution.  In the absence of such resolution, the redemption price per Share shall be the net asset value next determined (in accordance with Section 5.7) after receipt by the Corporation of a request for redemption in proper form less such charges as are determined by the Board of Directors and described in the Corporation’s registration statement under the Securities Act of 1933.  The Board of Directors may specify conditions, prices,  and places of redemption,  and may specify binding requirements for the proper form or forms of requests for redemption.  Payment of the redemption price may be wholly or partly in securities or other assets at the value of such securities or assets used in such determination of net asset value, or may be in cash.  Notwithstanding the foregoing, the Board of Directors may postpone payment of the redemption price and may suspend the right of the holders of Shares to require the Corporation to redeem Shares during any period or at any time when and to the extent permissible under the 1940 Act.

Section 5.7.  Net Asset Value per Share.  The net asset value of each Share of each Series shall be the quotient obtained by dividing the value of the net assets of the Series  (being the value of the assets of the Series less its actual and accrued liabilities exclusive of Capital Stock and Surplus) by the total number of Shares of the Series outstanding.  The Board of Directors shall have the power and duty to determine from time to time the net asset value per Share at such times and by such methods as it shall determine subject to any restrictions or requirements under the 1940 Act and the rules, regulations and interpretations thereof promulgated or issued by the Securities and Exchange Commission or insofar as permitted by any order of the Securities and Exchange Commission applicable to the Corporation.  The Board of Directors may delegate such power and duty to any one or more of the directors and officers of the Corporation, to the Corporation’s manager or investment adviser,  to the custodian or depository of the Corporation’s assets, or to another agent of the Corporation.

Section 5.8.  Redemption by the Corporation.  The Board of Directors may cause the Corporation to redeem at current net asset value all Shares owned or held by any one Stockholder having an aggregate current net asset value of less than five hundred ($500).  No such redemption shall be effected unless the Corporation has given the Stockholder at least sixty (60) days’ notice of its intention to redeem the Shares and an opportunity to purchase a sufficient number of additional Shares to bring the aggregate current net asset value of his Shares to five hundred ($500). Upon redemption of Shares pursuant to this Section,  the Corporation shall promptly cause payment of the full redemption price to be made to the holder of Shares so redeemed.

SIXTH:       Section 6.1.  Issuance of New Stock.  The Board of Directors is authorized to issue and sell or cause to be issued and sold from time to time (without the necessity of offering the same or any part thereof to existing stockholders) all or any portion or portions of the entire authorized but unissued Shares of the Corporation, and all or any portion or portions of the Shares of the Corporation from time to time in its treasury, for cash or for any other lawful consideration or considerations and on or for any terms, conditions, or prices consistent with the provisions of law and of the Articles of Incorporation at the time in force;  provided,  however,  that in no event shall Shares of the Corporation having a par value be issued or sold for a considera-

tion or considerations less in amount or value than the par value of the Shares so issued or sold, and provided further that in no event shall any Shares of the Corporation be issued or sold, except as a stock dividend distributed to stockholders,  for a consideration (which shall be net to the Corporation after underwriting discounts or commissions)  less in amount or value than the net asset value of the Shares so issued or sold determined as of such time as the Board of Directors shall have by resolution prescribed.  In the absence of such a resolution, such net asset value shall be that next determined after an unconditional order in proper form to purchase such Shares is accepted, except that Shares may be sold to an underwriter at (a) the net asset value next determined after such orders are received by a dealer with whom such underwriter has a sales agreement or  (b) the net asset value determined at a later time.

Section 6.2.  Fractional Shares.  The Corporation may issue and sell fractions of Shares having pro rata all the rights of full Shares, including, without limitation, the right to vote and to receive dividends, and wherever the words “Share” or “Shares” are used in these Articles or in the By-Laws they shall be deemed to include fractions of Shares, where the context does not clearly indicate that only full Shares are intended.

SEVENTH:       Notwithstanding any provision of law requiring a greater proportion than a majority of the votes of all classes (or of any class entitled to vote thereon as a separate class)  to take or authorize any action,  in accordance with the authority granted by Section 2-104(b)(5) of the Maryland General Corporation Law, the Corporation is hereby authorized to take such action upon the concurrence of a majority of the aggregate number of Shares entitled to vote thereon (or of a majority of the aggregate number of Shares of a class or Series entitled to vote thereon as a separate class or Series).  The right to cumulate votes in the election of directors is expressly prohibited.

EIGHTH:       Section 8.1.  Board of Directors.  All corporate powers and authority of the Corporation (except as otherwise provided by statute, by these Articles of Incorporation, or by the By-Laws of the Corporation) shall be vested in and exercised by the Board of Directors.  The number of directors constituting the Board of Directors shall be such number as may from time to time be fixed in or in accordance with the By-Laws of the Corporation, provided that after stock is issued to more than one stockholder, such number shall not be less than three.  Except as provided in the By-Laws, the election of directors may be conducted in any way approved at the meeting (whether of stockholders or directors) at which the election is held, provided that such election shall be by ballot whenever requested by any person entitled to vote. The name of the person who shall act as initial director until stock is issued to more than one stockholder or the first meeting of stockholders, whichever shall occur earlier, and until his successors)  has been duly chosen and qualified is Philip J. Fina.

Section 8.2.  By-Laws.  Except as may otherwise be provided in the By-Laws, the Board of Directors of the Corporation is expressly authorized to make, alter, amend and repeal By-Laws or to adopt new By-Laws of the Corporation, without any action on the part of the Stockholders; but the By-Laws made by the Board of Directors and the power so conferred may be altered or repealed by the Stockholders,

NINTH:        Section 9.1.  Contracts.  The Board of Directors may in its discretion from time to time enter into an exclusive or nonexclusive distribution contract or contracts providing for the sale of Shares whereby the Corporation may either agree to sell Shares to the other party to the contract or appoint such other party its sales agent for such shares  (such other party being herein sometimes called the “distributor”), and in either case on such terms and conditions as may be prescribed in the By-Laws, if any, and such further terms and conditions as the Board of Directors may in its discretion determine not inconsistent with the provisions of these Articles of Incorporation and such contract may also provide for the repurchase of Shares of the Corporation by such other party as agent of the Corporation.  The Board of Directors may also in its discretion from time to time enter into an investment advisory or management contract or contracts whereby the other party to such contract shall undertake to furnish to the Board of Directors such management,  investment advisory, statistical and research facilities and services and such other facilities and services, if any, and all upon such terms and conditions, as the Board of Directors may in its discretion determine.

Section 9.2.  Any contract of the character described in Section 9.1 or for services as administrator, custodian, transfer agent or disbursing agent or related services may be entered into with any corporation, firm, trust or association, although any one or more of the directors or officers of the Corporation may be an officer, director, trustee, stockholder or member of such other party to the contract, and no such contract shall be invalidated or rendered voidable by reason of the existence of any such relationship, nor shall any person holding such relationship be liable merely by reason of such relationship for any loss or expense to the Corporation under or by reason of said contract or accountable for any profit realized directly or indirectly therefrom, provided that the contract when entered into was reasonable and fair and not inconsistent with the provisions of this Article NINTH. The same person (including a firm, corporation, trust, or association) may be the other party to contracts entered into pursuant to Section 9.1 above, and any individual may be financially interested or otherwise affiliated with persons who are parties to any or all of the contracts mentioned in this Section 9.2.

TENTH:       Indemnification.  The Corporation shall indemnify its present and past directors, officers, employees, and agents, and persons who are serving or have served at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership,  joint venture,  trust or enterprise, to the maximum extent permitted by applicable law,  in such manner as may be provided in the By-Laws; provided, that no director, officer, investment adviser or principal underwriter of the Corporation shall be indemnified in violation of Section 17(h) or  (i) of the 1940 Act.  The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture,  trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability.

ELEVENTH:       Amendments.  The Corporation reserves the right from time to time to make any amendment of these Articles of Incorporation,  now or hereafter authorized by law,  including any amendment which alters contract rights, as expressly set forth in these Articles of Incorporation, of any outstanding Shares. Any amendment to these Articles of Incorporation may be adopted at a meeting of the stockholders upon receiving an affirmative vote of a majority of all votes entitled to be cast thereon.

IN WITNESS WHEREOF,  the undersigned incorporator of THE LAUREL FUNDS, INC., has executed the foregoing Articles of Incorporation and hereby acknowledges the same to be his act and further acknowledges that, to the best of his knowledge, information, and belief, the matters and facts set forth therein are true in all material respects under the penalties of perjury.

On the 31st day of July, 1987.

/s/ Clifford J. Alexander
Clifford J. Alexander

THE LAUREL FUNDS, INC.

ARTICLES SUPPLEMENTARY

These Articles Supplementary are made this 15th day of October, 1993 to the Articles of Incorporation of The Laurel Funds, Inc. (the “Corporation”) dated July 31, 1987.

WITNESSETH:

WHEREAS, the Corporation is a registered open-end investment management company under the Investment Company Act of 1940; and

WHEREAS, pursuant to Section 5.1 of the Articles of Incorporation, the total number of shares of capital stock which the Corporation shall have the authority to issue is five billion (5,000,000,000) shares, of the par value of one-tenth of one cent ($.001) and the aggregate par value of five million dollars ($5,000,000); and

WHEREAS, in accordance with Section 2-105(c) of the Annotated Code of Maryland, the Board of Directors of the Corporation have authorized an increase the aggregate number of shares of stock;

NOW, THEREFORE, the first sentence of Section 5.1 of the Articles of Incorporation is hereby amended to read as follows:

“The total number of shares of capital stock which the Corporation shall have authority to issue is twenty five billion (25,000,000,000) shares, of the par value of one-tenth of one cent ($.001) (the “Shares”), and of the aggregate par value of twenty five million dollars ($25,000,000).”

The undersigned hereby certifies that these Articles Supplementary as set forth above have been duly adopted in accordance with the provisions of the Articles of Incorporation.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand as of date and year first above written.

Attest	THE LAUREL FUNDS, INC.

/s/ Amy L. Osler	/s/ Thomas A. Early
Amy L. Osler	Thomas A. Early
Assistant Secretary	Vice President and Secretary

STATE OF WASHINGTON	)
COUNTY OF PIERCE	)

The undersigned, Thomas A. Early, being first duly sworn, deposes and says:

That he has executed the foregoing Supplementary Articles for and on behalf of The Laurel Funds, Inc., that he is a Vice President and the Secretary of The Laurel Funds, Inc. and is fully authorized to execute and file such Supplementary Articles; that he is familiar with the content of the Supplementary Articles; and that to the best of his knowledge, information and belief the statements made in such Supplementary Articles are true.

/s/ Thomas A. Early
Thomas A. Early

Subscribed and sworn to before me
this 15th day of October, 1993

/s/ Margaret H. Foster
NOTARY PUBLIC

In and for the County of Pierce
State of Washington
My Commission Expires:  6/15/94
(Notarial Seal)

ARTICLES OF AMENDMENT

TO ARTICLES OF INCORPORATION

OF

THE LAUREL FUNDS, INC.

Pursuant to Section 2-607 of the Maryland General Corporation Law, The Laurel Funds, Inc. ("Corporation") adopts the following Articles of Amendment to the Corporation's Articles of Incorporation effective as of the date of filing hereof with the State Department of Assessments and Taxation.

ONE:  The following sentence is added at the end of Article SECOND from and as of the effective date of this Amendment:

Notwithstanding any other Provisions of these Articles in effect prior to March 31, 1994, but subject to the Authority of the Board of Directors set forth in Section 5.1 of Article FIFTH as in effect from and as of March 31, 1994, the designation of each Series of stock of the Corporation is amended by changing the word "Portfolio" to "Fund".

TWO:  The second, third and fourth sentences of the first paragraph of Section 5.1 of Article FIFTH are amended from and as of the effective date of this Amendment to read in their entirety as follows:

The Shares may be issued by the Board of Directors in such separate and distinct series ("Series") and classes of series ("Classes") as the Board of Directors shall from time to time create and establish. The Board of Directors shall have full power and authority, in its sole discretion, to create and establish Shares of said Series and Classes having such preferences, rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption as shall be fixed and determined from time to time by resolution or resolutions providing for the issuance of such Shares adopted by the Board of Directors. In addition, the Board of Directors is hereby expressly granted authority to increase or decrease the number of Shares of any Series or Class, but the number of Shares of any Series or Class shall not be decreased by the Board of Directors below the number of Shares thereof then outstanding.

THREE:  The second, third and fourth paragraphs of Section 5.1 of Article FIFTH are hereby amended from and as of the effective date of this Amendment in their entirety to read as follows:

The Board of Directors of the Corporation is authorized, from time to time, to classify or to reclassify, as the case may be, any unissued Shares of the Corporation in separate Series or Classes. The shares of said Series and Classes of stock shall have such preferences, rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption as shall be fixed and determined from time to time by the Board of Directors. The Corporation may hold as treasury Shares, reissue for such consideration and on such terms as the Board of Directors may determine, or cancel, at their discretion from time to time, any Shares reacquired by the Corporation. No holder of any of the Shares shall be entitled as of right to subscribe for, purchase, or otherwise acquire any Shares of the Corporation which the corporation proposes to issue or reissue.

The Board of Directors shall have the authority to establish and designate any further Series and Classes, and to classify and reclassify any unissued Shares, and to redesignate or change the name of any outstanding Series or Class, including those established and classified upon the original filing of these Articles.

The Corporation shall have authority to issue any additional shares hereafter authorized and any shares redeemed or repurchased by the Corporation. All Shares of any Series or Class when properly issued in accordance with these Articles of Incorporation shall be fully paid and nonassessable.

FOUR:  Section 5.2, Section 5.3, Section 5.4, Section 5.5, Section 5.6, section 5.7 and Section 5.8 of Article FIFTH are hereby amended from and as of the effective date of this Amendment in their entirety to read as follows:

Section 5.2. Establishment of Series or Class. The establishment of any Series or Class in addition to those established in Section 5.1 hereof shall be effective upon the adoption of a resolution by a majority of the then Directors setting forth such establishment and designation and the relative rights and preferences of the Shares of such Series or Class. At any time that there are no Shares outstanding of any particular Series or Class Directors Class and previously established and designated, the may by a majority vote abolish that Series or the establishment and designation thereof.

Section 5.3. Dividends. Dividends and distributions on Shares may be declared and paid with such frequency, in such form and in such amount as the Board of Directors may from time to time determine. Dividends may be declared daily or otherwise pursuant to a standing resolution or resolutions adopted only once or with such frequency as the Board of Directors may determine.

The Board of Directors shall have the power, in its sole discretion,  to distribute in any fiscal year as dividends (including dividends designated in whole or in part as capital gain distributions) amounts sufficient, in the opinion of the Board of Directors, to enable such Series of the Corporation to qualify as a regulated investment company under the Internal Revenue Code of 1986, as amended, or any successor or comparable statute thereto, and regulations promulgated thereunder, and to avoid liability of each Series of the Corporation for Federal income tax in respect of that year.  However, nothing in the foregoing shall limit the authority of the Board of Directors to make distributions greater than or less than the amount necessary to qualify as a regulated investment company and to avoid liability of any Series of the Corporation for such tax.

Dividends and distributions may be paid in cash, property or Shares, or a combination thereof, as determined by the Board of Directors or pursuant to any program that the Board of Directors may be in effect at the time. Any such dividend or distribution paid in Shares will be paid at the current net asset value thereof as defined in Section 5.7.

Section 5.4. Assets and Liabilities of Series or Class. All consideration received by the Corporation for the issue or sale of Shares of a particular Series or Class, together with all assets in which such consideration is invested or reinvested, all income, earnings, profits, and proceeds thereof, including any proceeds derived from the sale, exchange or liquidation of such assets, and any funds or payments derived from any reinvestment of such proceeds in whatever form the same may be, shall be referred to as ''assets belonging to" that Series or Class. In addition, any assets, income, earnings, profits, and proceeds thereof, funds, or payments which are not readily identifiable as belonging to any particular Series or Class shall be allocated by the Board of Directors between and among one or more of the Series or Classes in such manner as the Board of Directors, in its sole discretion, deems fair and equitable. Each such allocation shall be conclusive and binding upon the Stockholders of all Series and Classes for all purposes, and shall be referred to as assets belonging to that Series or Class. The assets belonging to a particular Series or Class shall be so recorded upon the books of the Corporation. The assets belonging to each particular Series or Class shall be charged with the liabilities of that Series or Class and all expenses, costs, charges and reserves attributable to that series or Class. Any general liabilities, expenses, costs, charges or reserves of the corporation which are not readily identifiable as belonging to any particular Series or Class shall be allocated and charged by the Board of Directors between or among any one or more of the series or classes in such a manner as the Board of Directors in its sole discretion deems fair and equitable. Each such allocation shall be conclusive and binding upon the Stockholders of all Series and Classes for all purposes.

Section 5.5. Voting.  On each matter submitted to a vote of the stockholders, each holder of a Share shall be entitled to one vote for each Share and fractional votes for fractional Shares standing in his name on the books of the Corporation; provided, however, that when required by the 1940 Act or rules thereunder or when the Board of Directors has determined that the matter affects only the interests of one Series or Class, matters may be submitted to a vote of the Stockholders of a particular series or Class, and each holder of Shares thereof shall be entitled to votes equal to the full and fractional Shares of the Series or Class standing in his name on the books of the Corporation. The presence in person or by proxy of the holders of one-third of the shares of capital stock of the Corporation outstanding and entitled to vote thereat shall constitute a quorum for the transaction of business at a Stockholders' meeting, except that where any provision of law or of these Articles of Incorporation permit or require that holders of any Series or Class shall vote as a series or Class, then one-third of the aggregate number of shares of capital stock of that Series or Class outstanding and entitled to vote shall constitute a quorum for the transaction of business by that Series or Class.

Section 5.6.  Redemption by Stockholders.  Each holder of Shares shall have the right at such times as may be permitted by the Corporation to require the Corporation to redeem all or any part of his Shares at a redemption price per Share equal to the net asset value per Share as of such time as the Board of Directors shall have prescribed by resolution.  In the absence of such resolution, the redemption price per Share shall be the net asset value next determined (in accordance with section 5.7) after receipt by the Corporation of a request for redemption in proper form less such charges as are determined by the Board of Directors and described in the Corporation's registration statement under the Securities Act of 1933.  The Board of Directors may specify conditions, prices, and places of redemption, and may specify binding requirements for the proper form or forms of requests for redemption. Payment of the redemption price may be wholly or partly in securities or other assets at the value of such securities or assets used in such determination of net asset value, or may be in cash. Notwithstanding the foregoing, the Board of Directors may postpone payment of the redemption price and may suspend the right of the holders of Shares to require the corporation to redeem Shares during any period or at any time when and to the extent permissible under the 1940 Act.

Section 5.7. Net Asset Value per Share. The net asset value of each Share of each series or Class shall be. the quotient obtained by dividing the value of the net assets of the Series or Class (being the value of the assets of the series or Class less its actual and accrued liabilities exclusive of Capital stock and surplus) by the total number of Shares of the Series or Class outstanding. The Board of Directors shall have the power and duty to determine from time to time the net asset value per Share at such times and by such methods as its shall determine subject to any restrictions or requirements under the 1940 Act and the rules, regulations and interpretations thereof promulgated or issued by the Securities and Exchange Commission or insofar as permitted by any order of the Securities and Exchange Commission applicable to the Corporation. The Board of Directors may delegate such power and duty to any one or more of the directors and officers of the Corporation, to the Corporation's manager or investment adviser, to the custodian or depository of the Corporation's assets, or to another agent of the Corporation.

Section 5.8. Redemption by the Corporation. The Board of Directors may cause the Corporation to redeem at current net asset value all Shares owned or held by any one Stockholder having an aggregate current net asset value of any amount. Such redemptions shall be effected in accordance with such procedures as the Board of Directors may adopt. Upon redemption of Shares pursuant to this Section, the Corporation shall promptly cause payment of the full redemption price to be made to the holder of the Shares so redeemed.

FIVE:  The Amendments herein contained were advised by a majority of the entire Board of Directors of the corporation and approved by the affirmative vote of the holders of a majority of all votes of shares of the Corporation entitled to be cast thereon pursuant to Article ELEVENTH of the Articles of Incorporation and Section 2-607 of the Maryland General Corporation Law.

IN WITNESS WHEREOF, the undersigned hereby executes these Articles of Amendment on behalf of the Corporation, acknowledging it to be the act of the Corporation, and further states under the penalties of perjury that, to the best of his knowledge, information and belief, the matters and facts set forth herein are true in all material respects.

Dated: March 31, 1994	THE LAUREL FUNDS, INC.

	By:	/s/ Lynn L. Anderson
	Name:	Lynn L. Anderson
	Title:	President

	Attest:	/s/ Deedra A. Smith
	Title:	Deedra A. Smith
Assistant Secretary

ARTICLES SUPPLEMENTARY
TO
ARTICLES OF INCORPORATION
OF
THE LAUREL FUNDS, INC.

The Laurel Funds, Inc. (“Corporation”), a Maryland corporation, incorporated on August 6, 1987, having its principal office in Maryland in Baltimore, Maryland, hereby  certifies  to the State Department of Assessments and Taxation of Maryland that:

FIRST: Pursuant to authority expressly vested in the Board of Directors of the Corporation by Article FIFTH of the Articles of Incorporation of the Corporation, the Board of Directors has heretofore duly designated, in accordance with Maryland Corporations and Associations Code Annotated S 2-105(c) (Supp. 1993),the aggregate number of shares of capital stock which the Corporation is authorized to issue at twenty-five billion (25,000,000,000) shares of capital stock (par value $.001 per share), amounting in the aggregate to a par value of twenty-five million dollars ($25,000,000). Such shares of capital stock have heretofore been classified by the Board of Directors among the series of the Corporation as follows:

Laurel Prime Money Market I Portfolio (125 million shares)
Laurel U.S. Treasury Money Market I Portfolio (75 million shares)
Laurel Tax-Exempt Money Market I Portfolio (240 million shares)
Laurel Stock Portfolio (15 million shares)
Laurel Intermediate Income Portfolio (10 million shares)
Laurel S&P 500 Portfolio (13 million shares)
Laurel Balanced Portfolio (8 million shares)
Laurel Midcap Stock Portfolio (3 million shares)
Laurel European Portfolio (2 million shares)
Laurel Bond Market Index Portfolio (2 million shares)
Laurel Ginnie Mae Portfolio (1 thousand shares)
Laurel Tactical Asset Allocation Portfolio (1 thousand shares)
Laurel Short-Term Government Securities Portfolio (1 thousand shares)
Laurel Smallcap Stock Portfolio (1 thousand shares)
Laurel Equity Income Portfolio (1 thousand shares)
Laurel Wilshire 4500 Stock Index Portfolio (1 thousand shares)
Laurel Prime Money Market II Portfolio (1,400 million shares)
Laurel Government Money Market II Portfolio (500 million shares)
Laurel U.S. Treasury Money Market II Portfolio (800 million shares)
Laurel U.S. Treasury Only Money Market Portfolio (90 million shares)
Laurel Short-Term Bond Portfolio (3 million shares)

All authorized shares that have not been designated or classified remain available for future designation or classification.

SECOND: Pursuant to authority expressly vested in the Board of Directors of the Corporation by Article FIFTH of the Articles of Incorporation of the Corporation, the Board of Directors, in accordance with Maryland Corporations and Associations Code Annotated S 2-105(c) (Supp. 1993), now duly redesignates and reclassifies the capital stock of the Corporation among the series of the Corporation and classes thereof as follows:

Laurel Prime Money Market I Fund, Trust Class ( 2 billion shares)
Laurel Prime Money Market I Fund, Investor Class (2 billion shares)
Laurel U.S. Treasury Money Market I Fund, Trust Class (1 billion)
Laurel U.S. Treasury Money Market I Fund, Investor Class (1 billion)
Laurel Tax-Exempt Money Market I Fund, Trust Class (1 billion shares)
Laurel Tax-Exempt Money Market I Fund, Investor Class (1 billion shares)
Laurel Stock Fund, Trust Class (165 million shares)
Laurel Stock Fund, Investor Class (80 million shares)
Laurel Intermediate Income Fund, Trust Class (100 million shares)
Laurel Intermediate Income Fund, Investor Class (50 million shares)
Laurel S&P 500 Stock Index Fund, Trust Class (63 million shares)
Laurel S&P 500 Stock Index Fund, Investor Class (7 million shares)
Laurel Balanced Fund, Trust Class (50 million shares)
Laurel Balanced Fund, Investor Class (50 million shares)
Laurel Midcap Stock Fund, Trust Class (66 million shares)
Laurel Midcap Stock Fund, Investor Class (22 million shares)
Laurel European Fund, Trust Class (12 million shares)
Laurel European Fund, Investor Class (8 million shares)
Laurel Bond Market Index Fund, Trust Class (100 million shares)
Laurel Bond Market Index Fund, Investor Class (50 million shares)
Laurel Ginnie Mae Fund, Trust Class (15 million shares)
Laurel Ginnie Mae Fund, Investor Class (35 million shares)
Laurel Tactical Asset Allocation Fund, Trust Class (40 million shares)
Laurel Tactical Asset Allocation Fund, Investor Class (10 million shares)
Laurel Short-Term Government Securities Fund, Trust Class (75 million shares)
Laurel Short-Term Government Securities Fund, Investor Class (75 million shares)
Laurel Smallcap Stock Fund, Trust Class (41 million shares)
Laurel Smallcap Stock Fund, Investor Class (27 million shares)
Laurel Equity Income Fund, Trust Class (30 million shares)
Laurel Equity Income Fund, Investor Class (20 million shares)
Laurel Wilshire 4500 Stock Index Fund, Trust Class (27 million shares)
Laurel Wilshire 4500 Stock Index Fund, Investor Class (3 million shares)
Laurel Prime Money Market II Fund, Class I (2 billion shares)
Laurel Prime Money Market II Fund, Class II (1 billion shares)
Laurel Prime Money Market II Fund, Class III (1 billion shares)
Laurel Government Money Market II Fund, Class I (1 billion shares)
Laurel Government Money Market II Fund, Class II (500 million shares)
Laurel Government Money Market II Fund, Class III (500 million shares)
Laurel U.S. Treasury Money Market II Fund, Class I (1 billion shares)
Laurel U.S. Treasury Money Market II Fund, Class II (500 million shares)
Laurel U.S. Treasury Money Market II Fund, Class III (500 million shares)
Laurel U.S. Treasury Only Money Market Fund, Class I (200 million shares)
Laurel U.S. Treasury Only Money Market Fund, Class II (200 million shares)

Laurel U.S. Treasury Only Money Market Fund, Class III (200 million shares)
Laurel Short-Term Bond Fund, Class I (1 billion shares)
Laurel Short-Term Bond Fund, Class II (500 million shares)
Laurel Short-Term Bond Fund, Class III (500 million shares)

The aggregate number of shares of all classes and series remains twenty-five billion (25,000,000,000), the par value per share remains $.001 and the aggregate par value of all authorized stock remains twenty-five million dollars ($25,000,000). All authorized shares not designated or classified above remain available for future designation and classification by the Board of Directors.

THIRD: The Corporation is registered with the Securities and Exchange Commission as an open-end investment company under the Investment Company Act of 1940, as amended.

IN WITNESS WHEREOF, the undersigned hereby executes these Articles Supplementary on behalf of the Corporation, acknowledging it to be the act of the Corporation, and further states under the penalties of perjury that, to the best of his knowledge, information and belief, the matters and facts set forth herein are true in all material respects.

Dated: March 31, 1994	THE LAUREL FUNDS, INC.

	By:	/s/ Margaret Barclay
	Name:	Margaret Barclay
	Title:	Director of Operations,
Vice President and Treasurer

	Attest:	/s/ Deedra A. Smith
	Title:	Assistant Secretary

ARTICLES OF AMENDMENT
TO THE
ARTICLES OF INCORPORATION
OF
THE LAUREL FUNDS, INC.

Pursuant to Sections 2-605(a)(4) and 2-607 of the Maryland General Corporation Law, The Laurel Funds, Inc. (the "Corporation") adopts the following Articles of Amendment to the Corporation's Articles of Incorporation, effective as of October 17, 1994:

FIRST:      The name of the Corporation is changed from "The Laurel Funds, Inc." to "The Dreyfus/Laurel Funds, Inc.”

SECOND:        The name of each Series and Class thereof of capital stock of the Corporation is changed as follows:

Laurel Prime Money Market I Fund, Trust Class to
Dreyfus/Laurel Prime Money Market Fund, R Class;

Laurel Prime Money Market I Fund, Investor Class to
Dreyfus/Laurel Prime Money Market Fund, Investor Class;

Laurel U.S. Treasury Money Market I Fund, Trust Class to
Dreyfus/Laurel U.S. Treasury Money Market Fund, R Class;

Laurel U.S. Treasury Money Market I Fund, Investor Class to
Dreyfus/Laurel U.S. Treasury Money Market Fund, Investor Class;

Laurel Tax-Exempt Money Market I Fund, Trust Class to
Dreyfus/Laurel Tax-Exempt Money Market Fund, R Class;

Laurel Tax-Exempt Money Market I Fund, Investor Class to
Dreyfus/Laurel Tax-Exempt Money Market Fund, Investor Class;

Laurel Government Money Market II Fund, Class I to
Dreyfus/Laurel Institutional Government Money Market Fund, Class I;

Laurel Government Money Market II Fund, Class II to
Dreyfus/Laurel Institutional Government Money Market Fund, Class II;

Laurel Government Money Market II Fund, Class III to
Dreyfus/Laurel Institutional Government Money Market Fund, Class III;

Laurel Prime Money Market II Fund, Class I to
Dreyfus/Laurel Institutional Prime Money Market Fund, Class I;

Laurel Prime Money Market II Fund, Class II to
Dreyfus/Laurel Institutional Prime Money Market Fund, Class II;

Laurel Prime Money Market II Fund, Class III to
Dreyfus/Laurel Institutional Prime Money Market Fund, Class III;

Laurel Short-Term Bond Fund, Class I to
Dreyfus/Laurel Institutional Short-Term Bond Fund, Class I;

Laurel Short-Term Bond Fund, Class II to
Dreyfus/Laurel Institutional Short-Term Bond Fund, Class II;

Laurel Short-Term Bond Fund, Class III to
Dreyfus/Laurel Institutional Short-Term Bond Fund, Class III;

Laurel U.S. Treasury Money Market II Fund, Class I to
Dreyfus/Laurel Institutional U.S. Treasury Money Market Fund, Class I;

Laurel U.S. Treasury Money Market II Fund, Class II to
Dreyfus/Laurel Institutional U.S. Treasury Money Market Fund, Class II;

Laurel U.S. Treasury Money Market II Fund, Class III to
Dreyfus/Laurel Institutional U.S. Treasury Money Market Fund, Class III;

Laurel U.S. Treasury Only Money Market Fund, Class I to
Dreyfus/Laurel U.S. Treasury Only Money Market Fund, Class I;

Laurel U.S. Treasury Only Money Market Fund, Class II to
Dreyfus/Laurel U.S. Treasury Only Money Market Fund, Class II;

Laurel U.S. Treasury Only Money Market Fund, Class III to
Dreyfus/Laurel U.S. Treasury Only Money Market Fund, Class III;

Laurel Balanced Fund, Trust Class to
Premier Balanced Fund, R Class;

Laurel Balanced Fund, Investor Class to
Premier Balanced Fund, A Class;

Laurel Bond Market Index Fund, Trust Class to
Dreyfus Bond Market Index Fund, R Class;

Laurel Bond Market Index Fund, Investor Class to
Dreyfus Bond Market Index Fund, Investor Class;

Laurel Intermediate Income Fund, Trust Class to
Premier Limited Term Income Fund, R Class;

Laurel Intermediate Income Fund, Investor Class to
Premier Limited Term Income Fund, A Class;

Laurel Short-Term Government Securities Fund, Trust Class to
Dreyfus/Laurel Short-Term Government Securities Fund, R Class;

Laurel Short-Term Government Securities Fund, Investor Class to
Dreyfus/Laurel Short-Term Government Securities Fund, Investor Class;

Laurel Equity Income Fund, Trust Class to
Dreyfus Equity Income Fund, R Class;

Laurel Equity Income Fund, Investor Class to
Dreyfus Equity Income Fund, Investor Class;

Laurel Midcap Stock Fund, Trust Class to
Dreyfus Disciplined Midcap Stock Fund, R Class;

Laurel Midcap Stock Fund, Investor Class to
Dreyfus Disciplined Midcap Stock Fund, Investor Class;

Laurel Smallcap Stock Fund, Trust Class to
Premier Small Company Stock Fund, R Class;

Laurel Smallcap Stock Fund, Investor Class to
Premier Small Company Stock Fund, A Class;

Laurel Stock Fund, Trust Class to
Dreyfus Disciplined Stock Fund, R Class;

Laurel Stock Fund, Investor Class to
Dreyfus Disciplined Stock Fund, Investor Class;

Laurel S&P 500 Stock Index Fund, Trust Class to
Dreyfus S&P 500 Stock Index Fund, R Class;

Laurel S&P 500 Stock Index Fund, Investor Class to
Dreyfus S&P 500 Stock Index Fund, Investor Class;

Laurel European Fund, Trust Class to
Dreyfus European Fund, R Class;

Laurel European Fund, Investor Class to
Dreyfus European Fund, Investor Class;

Laurel International Equity Allocation Fund, Trust Class to
Dreyfus International Equity Allocation Fund, R Class;

Laurel International Equity Allocation Class, Investor Class to
Dreyfus International Equity Allocation Fund, Investor Class;

Laurel Global Income Fund, Trust Class to
Laurel Global Income Fund, Trust Class;

Laurel Global Income Fund, Investor Class to
Laurel Global Income Fund, Investor Class;

Laurel International Stock Fund, Trust Class to
Laurel International Stock Fund, Trust Class;

Laurel International Stock Fund, Investor Class to
Laurel International Stock Fund, Investor Class;

Laurel Ginnie Mae Fund, Trust Class to
Laurel Ginnie Mae Fund, Trust Class;

Laurel Ginnie Mae Fund, Investor Class to
Laurel Ginnie Mae Fund, Investor Class;

Laurel Tactical Asset Allocation Fund, Trust Class to
Laurel Tactical Asset Allocation Fund, Trust Class;

Laurel Tactical Asset Allocation Fund, Investor Class to
Laurel Tactical Asset Allocation Fund, Investor Class;

Laurel Wilshire 4500 Stock Index Fund, Trust Class to
Laurel Wilshire 4500 Stock Index Fund, Trust Class;

Laurel Wilshire 4500 Stock Index Fund, Investor Class to
Laurel Wilshire 4500 Stock Index Fund, Investor Class.

THIRD:      The Amendments contained herein were approved by a majority of the entire Board of Directors of the Corporation and are limited to changes expressly permitted by Section 2-605(a)(4) of the Maryland General Corporation Law to be made without action by the stockholders of the Corporation.

FOURTH:      The Corporation is registered with the Securities and Exchange Commission as an open-end management investment company under the Investment Company Act of 1940, as amended.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to the Corporation's Articles of Incorporation to be executed in its name and on its behalf by its President and attested by its Secretary on this 17th day of October, 1994. Its President acknowledges that these Articles of Amendment are the act of the Corporation and further states under the penalties of perjury that, to the best of her knowledge, information and belief, the matters and facts set forth herein are true in all material respects.

THE LAUREL FUNDS, INC.

By:	/s/ Marie E. Connolly
Name:	Marie E. Connolly
Title:	President

Attest:	/s/ John E. Pelletier
Name:	John E. Pelletier
Title:	Secretary

ARTICLES SUPPLEMENTARY
TO THE
ARTICLES OF INCORPORATION
OF
THE DREYFUS/LAUREL FUNDS, INC.

THE DREYFUS/LAUREL FUNDS, INC. (the "Corporation"), a Maryland Corporation, incorporated on August 6, 1987, having its principal office in Maryland in Baltimore, Maryland, hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: Pursuant to authority expressly vested in the Board of Directors of the Corporation by Article FIFTH of the Articles of Incorporation of the Corporation, the Board of Directors has heretofore duly designated, in accordance with Section 2-105(c) of the Maryland General Corporation Law, the aggregate number of shares of capital stock which the Corporation is authorized to issue at twenty-five billion (25,000,000,000) shares of capital stock, par value $.001 per share, amounting in the aggregate to a par value of twenty-five million dollars ($25,000,000). The Board of Directors has heretofore classified such shares of capital stock among the series of the Corporation as follows:

Dreyfus/Laurel Prime Money Market Fund, R Class
  (2 billion shares)
Dreyfus/Laurel Prime Money Market Fund, Investor Class
  (2 billion shares)
Dreyfus/Laurel U.S. Treasury Money Market Fund, R Class
  (1 billion shares)
Dreyfus/Laurel U.S. Treasury Money Market Fund, Investor Class
  (1 billion shares)
Dreyfus/Laurel Tax-Exempt Money Market Fund, R Class
  (1 billion shares)
Dreyfus/Laurel Tax-Exempt Money Market Fund, Investor Class
  (1 billion shares)
Dreyfus/Laurel Institutional Government Money Market Fund, Class I
  (1 billion shares)
Dreyfus/Laurel Institutional Government Money Market Fund, Class II
  (500 million shares)
Dreyfus/Laurel Institutional Government Money Market Fund, Class III
  (500 million shares)
Dreyfus/Laurel Institutional Prime Money Market Fund, Class I
  (2 billion shares)
Dreyfus/Laurel Institutional Prime Money Market Fund, Class II
  (1 billion shares)
Dreyfus/Laurel Institutional Prime Money Market Fund, Class III
  (1 billion shares)

Dreyfus/Laurel Institutional Short-Term Bond Fund, Class I
  (1 billion shares)
Dreyfus/Laurel Institutional Short-Term Bond Fund, Class II
  (500 million shares)
Dreyfus/Laurel Institutional Short-Term Bond Fund, Class III
  (500 million shares)
Dreyfus/Laurel Institutional U.S. Treasury Money Market Fund, Class I
  (1 billion shares)
Dreyfus/Laurel Institutional U.S. Treasury Money Market Fund, Class II
  (500 million shares)
Dreyfus/Laurel Institutional U.S. Treasury Money Market Fund, Class III
  (500 million shares)
Dreyfus/Laurel Institutional U.S. Treasury Only Money Market Fund, Class I
  (200 million shares)
Dreyfus/Laurel Institutional U.S. Treasury Only Money Market Fund, Class II
  (200 million shares)
Dreyfus/Laurel Institutional U.S. Treasury Only Money Market Fund, Class III
  (200 million shares)
Premier Balanced Fund, R Class
  (50 million shares)
Premier Balanced Fund, A Class
  (50 million shares)
Dreyfus Bond Market Index Fund, R Class
  (100 million shares)
Dreyfus Bond Market Index Fund, Investor Class
  (50 million shares)
Premier Limited Term Income Fund, R Class
  (100 million shares)
Premier Limited Term Income Fund, A Class
  (50 million shares)
Dreyfus/Laurel Short-Term Government Securities Fund, R Class
  (75 million shares)
Dreyfus/Laurel Short-Term Government Securities Fund, Investor Class
  (75 million shares)
Dreyfus Equity Income Fund, R Class
  (30 million shares)
Dreyfus Equity Income Fund, Investor Class
  (20 million shares)
Dreyfus Disciplined Midcap Stock Fund, R Class
  (66 million shares)
Dreyfus Disciplined Midcap Stock Fund, Investor Class
  (22 million shares)
Premier Small Company Stock Fund, R Class
  (41 million shares)
Premier Small Company Stock Fund, A Class
  (27 million shares)

Dreyfus Disciplined Stock Fund, R Class
  (165 million shares)
Dreyfus Disciplined Stock Fund, Investor Class
  (80 million shares)
Dreyfus S&P 500 Stock Index Fund, R Class
  (63 million shares)
Dreyfus S&P 500 Stock Index Fund, Investor Class
  (7 million shares)
Dreyfus European Fund, R Class
  (12 million shares)
Dreyfus European Fund, Investor Class
  (8 million shares)
Dreyfus International Equity Allocation Fund, R Class
  (36 million shares)
Dreyfus International Equity Allocation Fund, Investor Class
  (24 million shares)
Laurel Global Income Fund, R Class
  (36 million shares)
Laurel Global Income Fund, Investor Class
  (24 million shares)
Laurel International Stock Fund, R Class
  (36 million shares)
Laurel International Stock Fund, Investor Class
  (24 million shares)
Laurel Ginnie Mae Fund, R Class
  (15 million shares)
Laurel Ginnie Mae Fund, Investor Class
  (35 million shares)
Laurel Tactical Asset Allocation Fund, R Class
  (40 million shares)
Laurel Tactical Asset Allocation Fund, Investor Class
  (10 million shares)
Laurel Wilshire 4500 Stock Index Fund, R Class
  (27 million shares)
Laurel Wilshire 4500 Stock Index Fund, Investor Class
  (3 million shares)

SECOND:      Pursuant to authority expressly vested in the Board of Directors of the Corporation by Article FIFTH of the Articles of Incorporation of the Corporation, the Board of Directors, in accordance with Section 2-208.1(a) of the Maryland General Corporation Law, duly designates and classifies three hundred million (300,000,000) shares of the authorized capital stock of the Corporation among the series of the Corporation and classes thereof as follows, effective December 19, 1994:

Premier Balanced Fund, Class B
  (50 million shares)
Premier Balanced Fund, Class C
  (50 million shares)
Premier Limited Term Income Fund, Class B
  (50 million shares)
Premier Limited Term Income Fund, Class C
  (50 million shares)
Premier Small Company Stock Fund, Class B
  (50 million shares)
Premier Small Company Stock Fund, Class C
  (50 million shares)

Such shares are in addition to shares previously classified. The shares of each series of the Corporation heretofore classified as "R Class" are redesignated "Class R." The shares of each series of the Corporation heretofore classified as "A Class" are redesignated "Class R. " All authorized shares not designated or classified above remain available for future designation and classification by the Board of Directors.

The aggregate number of shares of all classes and series of the Corporation remains twenty-five billion (25,000,000,000), the par value per share remains $.001, and the aggregate par value of all authorized stock remains twenty-five million dollars ($25,000,000).

Assets of the Corporation attributable to the Class R and Investor Class of a given Series of the Corporation shall be invested in the same investment portfolio of such Series of the Corporation.

The Corporation's Investor Class, Class A, Class B, Class C and Class R shares of Common Stock shall have, respectively, the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption as set forth in Article FIFTH of the Corporation's Articles of Incorporation and shall be subject to all provisions of the Articles of Incorporation generally, subject to the following:

(1)       Assets of the Corporation attributable to the Class A, Class B, Class C and Class R Common Stock of a given Series of the Corporation shall be invested in the same investment portfolio of such Series of the Corporation.

(2)       The proceeds of the redemption of a share of Class B and Class C Common Stock (including a fractional share) to be paid to the holder of the share of

Class B Common Stock or Class C Common Stock, as the case may be, shall be reduced by the amount of any contingent deferred sales charge payable on such redemption pursuant to the terms of issuance of such share of Class B or Class C Common Stock.

(3)(a)(i)       Each share of Class B Common Stock of a given Series of the Corporation, other than shares described in subparagraph (3)(a)(ii), shall be converted automatically, and without any action or choice on the part of the holder thereof, into shares of the Class A Common Stock of such Series on the date that is the first Corporation business day of the month in which the sixth anniversary date of the date of original issuance of the share falls or such other date as determined by the Board of Directors (the "Conversion Date"). With respect to shares of Class B Common Stock issued in an exchange or series of exchanges for shares of capital stock of another investment company pursuant to an exchange privilege granted by the Corporation (an "Eligible Fund"), other than for shares of such capital stock purchased through the automatic reinvestment of a dividend or a distribution with respect to such capital stock, the date of original issuance of the shares of Class B Common Stock for purposes of the first sentence of this subparagraph 3(a)(i) shall, if the terms of the exchange privilege granted by the Corporation so provide, be the date of issuance of the original shares of capital stock of such Eligible Fund, or the first Eligible Fund in the event of a series of exchanges.

(ii)       Each share of Class B Common Stock (A) purchased through the automatic reinvestment of a dividend or a distribution with respect to the Class B Common Stock, or (B) issued pursuant to an exchange privilege granted by the Corporation in an exchange or series of exchanges for shares originally purchased through the automatic reinvestment of a dividend or distribution with respect to shares of capital stock of an Eligible Fund shall be segregated in a separate subaccount on the stock records of the Corporation for each of the holders of record thereof. On any Conversion Date, a number of the shares held in the subaccount of the holder of record of the share or shares being converted, calculated in accordance with the next following sentence, shall be converted automatically, and without any action or choice on the part of the holder, into shares of the Class A Common Stock. The number of shares in the holder's subaccount so converted shall bear the same relation to the total number of shares maintained in the subaccount on the Conversion Date (immediately prior to conversion) as the number of shares of the holder converted on the Conversion Date pursuant to subparagraph (3)(a)(i) hereof bears to the total number of shares on the Conversion Date (immediately prior to conversion) of the Class B Common Stock of the holder after subtracting the shares then maintained in the holder's subaccount.

(b)       The number of shares of Class A Common Stock into which a share of Class B Common Stock is converted pursuant to subparagraph (3)(a) hereof shall equal the number (including for this purpose fractions of a share) obtained by dividing the net asset value per share of the Class B Common Stock for purposes of sales and redemption thereof on the Conversion Date by the net asset value per share of the Class A Common Stock for purposes of sales and redemption thereof on the Conversion Date.

(c)       On the Conversion Date, the shares of Class B Common Stock converted into shares of Class A Common Stock will cease to accrue dividends and will no longer be deemed outstanding and the rights of the holders thereof (except the right to receive the number of shares of Class A Common Stock into which the shares of Class B Common Stock have been converted and any declared but unpaid dividends to the Conversion Date) will cease. Certificates representing shares of Class A Common Stock resulting from the conversion need not be issued until certificates representing the shares of Class B Common Stock, if issued , have been received by the Corporation or its agent duly endorsed for transfer.

(d)       The automatic conversion of the Class B Common Stock into Class A Common Stock as set forth in subparagraphs (3)(a) and (b) hereof may be suspended by action of the Board of Directors at any time that the Board of Directors determines (a) that there is not available a reasonably satisfactory ruling of the Internal Revenue Service and/or opinion of counsel to the effect that (x) the payment of different dividends with respect to the Class A Common Stock and the Class B Common Stock does not result in the Corporation's dividends or distributions constituting a "preferential dividend" under the Internal Revenue Code of 1986, as amended, and (y) the conversion of the Class B Common Stock does not constitute a taxable event under federal income tax law, or (b) that any other condition to conversion set forth in the Corporation's prospectus, as such prospectus may be amended from time to time, is not satisfied.

(e)       The automatic conversion of shares of Class B Common Stock into shares of Class A Common Stock as set forth in subparagraphs (3)(a) and (b) hereof may also be suspended by action of the Board of Directors at any time that the Board of Directors determines such suspension to be appropriate in order to comply with, or satisfy the requirements of, the Investment Company Act of 1940, as amended, and in effect from time to time, or any rule, regulation or order issued thereunder relating to voting by holders of the Class B Common Stock on any plan with respect to the Class A Common Stock proposed under Rule 12b-1 of the Investment Company Act of 1940, as amended, and in effect from time to time, and in connection with, or in lieu of, any such suspension, the Board of Directors may provide holders of the Class B Common Stock with alternative conversion or exchange rights into other classes of stock of the Corporation in a manner consistent with the law, rule, regulation or order giving rise to the possible suspension of the conversion right.

THIRD: The Corporation is registered with the Securities and Exchange Commission as an open-end management investment company under the Investment Company Act of 1940, as amended.

IN WITNESS WHEREOF, the undersigned hereby executes these Articles Supplementary on behalf of the Corporation, acknowledging it to be the act of the Corporation, and further states under the penalties of perjury that, to the best of his or her knowledge, information and belief, the matters and facts set forth herein are true in all material respects.

Dated: December 19, 1994	THE DREYFUS/LAUREL FUNDS, INC.

	By:	/s/ Marie E. Connolly
	Name:	Marie E. Connolly
	Title:	President

	Attest:	/s/ John E. Pelletier
	Name:	John E. Pelletier
	Title:	Secretary

ARTICLES OF AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
THE DREYFUS/LAUREL FUNDS, INC.

         Pursuant  to Sections  2-605(a)(4)  and 2-607 of the  Maryland  General Corporation Law, The Dreyfus/Laurel Funds, Inc. (the "Corporation"), a Maryland Corporation,  incorporated on August 6, 1987, having its principal office in Maryland in Baltimore, Maryland, hereby adopts the following Articles of Amendment to the Corporation's Articles of Incorporation:

         FIRST:  Pursuant to authority  expressly vested in the Board by Article FIFTH of the Articles of  Incorporation of the  Corporation, the  Board has heretofore duly designated, in accordance with Section 2-105(c) of the Maryland General Corporation Law, the aggregate number of shares of capital stock which the Corporation is authorized to issue at twenty-five  billion (25,000,000,000) shares of capital stock, par value $.001 per share, amounting in the aggregate to a par value of twenty-five million dollars ($25,000,000). Such shares of capital stock have heretofore been classified by the Board among the series of the Corporation as follows:

Dreyfus Money Market Reserves, Class R
  (2 billion shares)
Dreyfus Money Market Reserves, Investor Class
  (2 billion shares)
Dreyfus U.S. Treasury Reserves, Class R
  (1 billion shares)
Dreyfus U.S. Treasury Reserves, Investor Class
  (1 billion shares)
Dreyfus Municipal Reserves, Class R
  (1 billion shares)
Dreyfus Municipal Reserves, Investor Class
  (1 billion shares)
Dreyfus Institutional Government Money Market Fund
  (2 billion shares)
Dreyfus Institutional Prime Money Market Fund
  (2 billion shares)
Dreyfus Institutional U.S. Treasury Money Market Fund
  (2 billion shares)
Premier Balanced Fund, Class R
  (50 million shares)
Premier Balanced Fund, Class A
  (50 million shares)

Premier Balanced Fund, Class B
  (50 million shares)
Premier Balanced Fund, Class C
  (50 million shares)
Dreyfus Bond Market Index Fund, Class R
  (100 million shares)
Dreyfus Bond Market Index Fund, Investor Class
  (50 million shares)
Dreyfus Disciplined Intermediate Bond Fund, Class R
  (100 million shares)
Dreyfus Disciplined Intermediate Bond Fund, Investor Class
  (100 million shares)
Premier Limited Term Income Fund, Class R
  (100 million shares)
Premier Limited Term Income Fund, Class A
  (50 million shares)
Premier Limited Term Income Fund, Class B
  (50 million shares)
Premier Limited Term Income Fund, Class C
  (50 million shares)
Dreyfus Disciplined Equity Income Fund, Class R
  (30 million shares)
Dreyfus Disciplined Equity Income Fund, Investor Class
  (20 million shares)
Dreyfus Disciplined Midcap Stock Fund, Class R
  (66 million shares)
Dreyfus Disciplined Midcap Stock Fund, Investor Class
  (22 million shares)
Premier Small Company Stock Fund, Class R
  (41 million shares)
Premier Small Company Stock Fund, Class A
  (27 million shares)
Premier Small Company Stock Fund, Class B
  (50 million shares)
Premier Small Company Stock Fund, Class C
  (50 million shares)
Dreyfus Disciplined Stock Fund, Class R
  (165 million shares)
Dreyfus Disciplined Stock Fund, Investor Class
  (80 million shares)
Dreyfus Institutional S&P 500 Stock Index Fund
  (70 million shares)
Dreyfus European Fund, Class R
  (12 million shares)
Dreyfus European Fund, Investor Class
  (8 million shares)
Dreyfus International Equity Allocation Fund, Class R
  (36 million shares)

Dreyfus International Equity Allocation Fund, Investor Class
  (24 million shares)
Laurel Global Income Fund, Class R
  (36 million shares)
Laurel Global Income Fund, Investor Class
  (24 million shares)
Laurel International Stock Fund, Class R
  (36 million shares)
Laurel International Stock Fund, Investor Class
  (24 million shares)

         SECOND:  Pursuant to authority expressly vested in the Board by Article FIFTH of the  Articles  of  Incorporation  of the  Corporation,  the  Board  has determined to change the name of each of the following  Classes of capital stock for the listed Series as follows:

Dreyfus Bond Market Index Fund, Class R to
  Dreyfus Bond Market Index Fund, Retail Class

Dreyfus Bond Market Index Fund, Investor Class to
  Dreyfus Bond Market Index Fund, Institutional Class

Dreyfus Disciplined Intermediate Bond Fund, Class R to
  Dreyfus Disciplined Intermediate Bond Fund, Retail Class

Dreyfus Disciplined Intermediate Bond Fund, Investor Class to
  Dreyfus Disciplined Intermediate Bond Fund, Institutional Class

Dreyfus Disciplined Equity Income Fund, Class R to
  Dreyfus Disciplined Equity Income Fund, Retail Class

Dreyfus Disciplined Equity Income Fund, Investor Class to
  Dreyfus Disciplined Equity Income Fund, Institutional Class

Dreyfus Disciplined Midcap Stock Fund, Class R to
  Dreyfus Disciplined Midcap Stock Fund, Retail Class

Dreyfus Disciplined Midcap Stock Fund, Investor Class to
  Dreyfus Disciplined Midcap Stock Fund, Institutional Class

Dreyfus Disciplined Stock Fund, Class R to
  Dreyfus Disciplined Stock Fund, Retail Class

Dreyfus Disciplined Stock Fund, Investor Class to
  Dreyfus Disciplined Stock Fund, Institutional Class

Dreyfus International Equity Allocation Fund, Class R to
  Dreyfus International Equity Allocation Fund, Retail Class

Dreyfus International Equity Allocation Fund, Investor Class to
  Dreyfus International Equity Allocation Fund, Institutional Class

         THIRD:  Whereas there are no shares of the following  Classes or Series of the Corporation issued or outstanding,  the Board has redesignated,  pursuant to authority  expressly  vested in the Board by Article FIFTH of the Articles of Incorporation,  all shares of each listed Class or Series as authorized  capital stock of the Corporation,  without designation of Class or Series, totalling one hundred twenty million  (120,000,000)  shares,  available for future designation and classification by the Board:

Laurel Global Income Fund, Class R
Laurel Global Income Fund, Investor Class
Laurel International Stock Fund, Class R
Laurel International Stock Fund, Investor Class

         FOURTH: The aggregate number of shares of all classes and series of the Corporation  remains  twenty-five  billion  (25,000,000,000),  the par value per share remains $.001, and the aggregate par value of all authorized stock remains twenty-five million dollars  ($25,000,000).  Except as provided in the foregoing Articles  SECOND and THIRD of these Articles of Amendment,  the  designation and aggregate  number of shares of capital  stock of each  series and class that the Corporation  is  authorized  to issue remain  unchanged  from those set forth in Article FIRST.  All authorized  shares not designated or classified above remain available for future designation and classification by the Board.

         FIFTH:  The amendments  contained herein were approved by a majority of the Board and are limited to changes  permitted  by Section  2-605(a)(4)  of the Maryland  General  Corporation  Law to be made without action by stockholders of the corporation.

         SIXTH:  The  Corporation is registered with the Securities and Exchange Commission as an open-end investment company under the Investment Company Act of 1940, as amended.

         IN WITNESS WHEREOF,  the undersigned  hereby executes these Articles of Amendment on behalf of the  Corporation,  acknowledging  it to be the act of the Corporation, and further states under the penalties of perjury that, to the best of his or her knowledge, information and belief, the matters and facts set forth herein are true in all material respects.

Dated: July __, 1996	THE DREYFUS/LAUREL FUNDS, INC.

	By:	/s/ Eric Fischman
	Name:	Eric Fischman
	Title:	Vice President

	Attest	/s/ Elizabeth Bachman
	Name:	Elizabeth Bachman
	Title:	Vice President and Assistant Secretary

ARTICLES OF AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
THE DREYFUS/LAUREL FUNDS, INC.

Pursuant to Sections 2-105, 2-605 and 2-607 of the Maryland General Corporation Law, The Dreyfus/Laurel Funds, Inc. (the "Corporation"), a Maryland Corporation, incorporated on August 6, 1987, having its principal office in Maryland in Baltimore, Maryland, hereby adopts the following Articles of Amendment to the Corporation's Articles of Incorporation:

FIRST: Pursuant to authority expressly vested in the Board of Directors of the Corporation (“Board”) by Article FIFTH of the Articles of Incorporation of the Corporation, as amended (“Articles of Incorporation”), the Board has heretofore duly designated, in accordance with Section 2-105(c) of the Maryland General Corporation Law, the aggregate number of shares of capital stock which the Corporation is authorized to issue at twenty-five billion (25,000,000,000) shares of capital stock, par value $.001 per share, amounting in the aggregate to a par value of twenty-five million dollars ($25,000,000). Such shares of capital stock have heretofore been classified by the Board among the series of the Corporation as follows:

Dreyfus Money Market Reserves, Class R
  (2 billion shares)
Dreyfus Money Market Reserves, Investor Class
  (2 billion shares)
Dreyfus U.S. Treasury Reserves, Class R
  (1 billion shares)
Dreyfus U.S. Treasury Reserves, Investor Class
  (l billion shares)
Dreyfus Municipal Reserves, Class R
  (l billion shares)
Dreyfus Municipal Reserves, Investor Class
  (l billion shares)
Dreyfus Institutional Government Money Market Fund
  (2 billion shares)
Dreyfus Institutional Prime Money Market Fund
  (2 billion shares)
Dreyfus Institutional U.S. Treasury Money Market Fund
  (2 billion shares)
Dreyfus Premier Balanced Fund, Class R
  (50 million shares)
Dreyfus Premier Balanced Fund, Class A
  (50 million shares)
Dreyfus Premier Balanced Fund, Class B
  (50 million shares)
Dreyfus Premier Balanced Fund, Class C
  (50 million shares)
Dreyfus Bond Market Index Fund, BASIC Class
  (100 million shares)
Dreyfus Bond Market Index Fund, Investor Class
  (30 million shares)
Dreyfus Disciplined Intermediate Bond Fund, Restricted Class
  (100 million shares)

Dreyfus Disciplined Intermediate Bond Fund, Investor Class
  (100 million shares)
Dreyfus Premier Limited Term Income Fund, Class R
  (100 million shares)
Dreyfus Premier Limited Term Income Fund, Class A
  (50 million shares)
Dreyfus Premier Limited Term Income Fund, Class B
  (50 million shares)
Dreyfus Premier Limited Term Income Fund, Class C
  (50 million shares)
Dreyfus Disciplined Equity Income Fund, Restricted Class
  (30 million shares)
Dreyfus Disciplined Equity Income Fund, Investor Class
  (20 million shares)
Dreyfus Disciplined Midcap Stock Fund, Restricted Class
  (66 million shares)
Dreyfus Disciplined Midcap Stock Fund, Investor Class
  (22 million shares)
Dreyfus Premier Small Company Stock Fund, Class R
  (41 million shares)
Dreyfus Premier Small Company Stock Fund, Class A
  (27 million shares)
Dreyfus Premier Small Company Stock Fund, Class B
  (50 million shares)
Dreyfus Premier Small Company Stock Fund, Class C
  (50 million shares)
Dreyfus Disciplined Stock Fund, Retail Class
  (165 million shares)
Dreyfus Disciplined Stock Fund, Institutional Class
  (80 million shares)
Dreyfus BASIC S&P 500 Stock Index Fund
  (70 million shares)
Dreyfus International Equity Allocation Fund, Restricted Class
  (36 million shares)
Dreyfus International Equity Allocation Fund, Investor Class
  (24 million shares)
Dreyfus Premier Large Company Growth Fund, Class R
  (100 million shares)
Dreyfus Premier Large Company Growth Fund, Class A
  (100 million shares)
Dreyfus Premier Large Company Growth Fund, Class B
  (100 million shares)
Dreyfus Premier Large Company Growth Fund, Class C
  (100 million shares)
Dreyfus Premier Tax Managed Growth Fund, Class A
  (100 million shares)
Dreyfus Premier Tax Managed Growth Fund, Class B
  (100 million shares)
Dreyfus Premier Tax Managed Growth Fund, Class C
  (100 million shares)
Dreyfus Premier Tax Managed Growth Fund, Class T
  (100 million shares)

SECOND: Pursuant to authority expressly vested in the Board by Article FIFTH of the Articles of Incorporation, the Board, in accordance with Sections 2-605(a)(4) and 2-607(a)(2) of the Maryland General Corporation Law, changes the name of the following Series of the Company as follows effective January 16. 1998: "Dreyfus Disciplined Equity Income Fund" to "Dreyfus Premier Large Company Stock Fund" and "Dreyfus Disciplined Midcap Stock Fund" to "Dreyfus Premier Midcap Stock Fund".

THIRD: Pursuant to authority expressly vested in the Board by Article FIFTH of the Articles of Incorporation, the Board, in accordance with Sections 2-605(a)(4) and 2-607(a)(2) of the Maryland General Corporation Law, changes the name of the following Classes of the following Series of the Company as follows effective January 16, 1998:

Dreyfus Disciplined Equity Income Fund (renamed “Dreyfus Premier Company Stock Fund” effective January 16, 1998), Restricted Class to Dreyfus Disciplined Equity Income Fund (renamed Dreyfus Premier Large Company Stock Fund" effective January 16, 1998), Class R

Dreyfus Disciplined Equity Income Fund (renamed Dreyfus Premier Large Company Stock Fund" effective January 16, 1998), Investor Class to Dreyfus Disciplined Equity Income Fund (renamed Dreyfus Premier Large Company Stock Fund" effective January 16. 1998), Class A

Dreyfus Disciplined Midcap Stock Fund (renamed "Dreyfus Premier Midcap Stock Fund'' effective January 16, 1998), Restricted Class to Dreyfus Disciplined Midcap Stock Fund (renamed "Dreyfus Premier Midcap Stock Fund'' effective January 16, 1998), Class R

Dreyfus Disciplined Midcap Stock Fund (renamed "Dreyfus Premier Midcap Stock Fund'' effective January 16, 1998), Investor Class to Dreyfus Disciplined Midcap Stock Fund (renamed "Dreyfus Premier Midcap Stock Fund'' effective January 16, 1998), Class A

FOURTH: Pursuant to authority expressly vested in the Board by Article FIFTH of the Articles of Incorporation, the Board, in accordance with Sections 2-105, 2-605(a)(4) and 2-607(a)(2) of the Maryland General Corporation Law, establishes and designates the following Series and Classes of such Series effective January 16, 1998:

Dreyfus Disciplined Equity Income Fund (renamed "Dreyfus Premier Large Company Stock Fund" effective January 16, 1998), Class B
        (100 million shares)
Dreyfus Disciplined Equity Income Fund (renamed "Dreyfus Premier Large Company Stock Fund" effective January 16. 1998). Class C
       (100 million shares)
Dreyfus Disciplined Midcap Stock Fund (renamed "Dreyfus Premier Midcap Stock Fund" effective January 16, 1998), Class B
       (100 million shares)
Dreyfus Disciplined Midcap Stock Fund (renamed "Dreyfus Premier Midcap Stock Fund" effective January 16, 1998), Class C
       (100 million shares)

FIFTH: The Class A, Class B, Class C and Class R shares of Common Stock of Dreyfus Disciplined Equity Income Fund (renamed “Dreyfus Premier Large Company Stock Fund” effective January 16, 1998) and Dreyfus Disciplined Midcap Stock Fund (renamed “Dreyfus Premier Midcap Stock Fund” effective January 16, 1998) shall have, respectively, the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption as set forth in Article SECOND to the Corporation’s Articles Supplementary to the Articles of Incorporation dated December 19, 1994, provided that the proceeds of the redemption of a share of Common Stock (including a fractional share) of such Series to be paid to the holder thereof shall be reduced by the amount of any contingent deferred sales charge payable on such redemption pursuant to the terms of the issuance of such shares of Common Stock.

SIXTH: Pursuant to authority expressly vested in the Board by Article FIFTH of the Articles of Incorporation, the Board hereby, in accordance with Sections 2-105 and 2-605(a)(4) of the Maryland General Corporation Law, combines the shares designated to Institutional Class and Retail Class of Dreyfus Disciplined Stock Fund into a single Class of shares of such Series, effective on December 15, 1997:

Dreyfus Disciplined Stock Fund
       (245 million shares)

SEVENTH: The aggregate number of shares of all Classes and Series of the Corporation remains twenty-five billion (25,000,000,000), the par value per share remains $.001, and the aggregate par value of all authorized stock remains twenty-five million dollars ($25,000,000). Except as provided in the foregoing Articles SECOND, THIRD, FOURTH, FIFTH and SIXTH of these Articles of Amendment, the designation and aggregate number of shares of capital stock of each Series and Class that the Corporation is authorized to issue remain unchanged from those set forth in Article FIRST. All authorized shares not designated or classified above remain available for future designation and classification by the Board.

EIGHTH: The amendments contained herein were approved by a majority of the Board of Directors of the Corporation, and, with the exception of Articles FOURTH of these Articles of Amendment, are limited to changes permitted by Section 2-605(a)(4) of the Maryland General Corporation Law to be made without action by the stockholders of the Corporation. No stock of the Corporation entitled to be voted on the matters contained in the amendments set forth in Article FOURTH of these Articles of Amendment was outstanding or subscribed for at the time of approval thereof by the Board, and such amendments are permitted to be made without action by stockholders of the Corporation.

NINTH: The Corporation is registered with the Securities and Exchange Commission as an open-end investment company under the Investment Company Act of 1940, as amended.

IN WITNESS WHEREOF, the undersigned hereby executes these Articles of Amendment on behalf of the Corporation, acknowledging it to be the act of the Corporation, and further states under the penalties of perjury that, to the best of his or her knowledge, information and belief, the matters and facts set forth herein are true in all material respects.

Dated: December 11, 1997	THE DREYFUS/LAUREL FUNDS, INC.

	By:	/s/ Michael S. Petrucelli
	Name:	Michael S. Petrucelli
	Title:	Vice President

	Attest:	/s/ Douglas C. Conroy
	Name:	Douglas C. Conroy
	Title:	Assistant Secretary

THE DREYFUS/LAUREL FUNDS, INC.

ARTICLES OF AMENDMENT

       The Dreyfus/Laurel Funds, Inc., a Maryland corporation (hereinafter called the "Corporation"), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

       FIRST: The charter of the Corporation is hereby amended by striking Article SECOND of the Articles of Incorporation and inserting in lieu thereof the following:

       "SECOND: The name of the corporation (hereinafter called the ‘Corporation’) is BNY Mellon Investment Funds IV, Inc."

       SECOND: The charter of the Corporation is hereby further amended by redesignating Dreyfus Bond Market Index Fund, Dreyfus Disciplined Stock Fund, Dreyfus Floating Rate Income Fund, Dreyfus Institutional S&P 500 Stock Index Fund, Dreyfus Tax Managed Growth Fund and Dreyfus Unconstrained Bond Fund as BNY Mellon Bond Market Index Fund, BNY Mellon Disciplined Stock Fund, BNY Mellon Floating Rate Income Fund, BNY Mellon Institutional S&P 500 Stock Index Fund, BNY Mellon Tax Managed Growth Fund and BNY Mellon Unconstrained Bond Fund, respectively, and the issued and unissued shares of Dreyfus Bond Market Index Fund, Dreyfus Disciplined Stock Fund, Dreyfus Floating Rate Income Fund, Dreyfus Institutional S&P 500 Stock Index Fund, Dreyfus Tax Managed Growth Fund and Dreyfus Unconstrained Bond Fund as BNY Mellon Bond Market Index Fund, BNY Mellon Disciplined Stock Fund, BNY Mellon Floating Rate Income Fund, BNY Mellon Institutional S&P 500 Stock Index Fund, BNY Mellon Tax Managed Growth Fund and BNY Mellon Unconstrained Bond Fund shares, respectively, of the relevant class. Shares of the Corporation currently designated General Treasury and Agency Money Market Fund remain designated General Treasury and Agency Money Market Fund of the relevant class.

       THIRD: The foregoing amendments to the charter of the Corporation were approved by a majority of the entire Board of Directors; the foregoing amendments are limited to changes expressly permitted by Section 2-605 of the Maryland General Corporation Law to be made without action by the stockholders of the Corporation.

       FOURTH: These Articles of Amendment to the charter of the Corporation shall become effective at 9:01 a.m. on June 3, 2019.

       IN WITNESS WHEREOF, The Dreyfus/Laurel Funds, Inc. has caused this instrument to be signed in its name and on its behalf by its Vice President who acknowledges these Articles of Amendment to be the corporate act of the Corporation and states that, to the best of his knowledge, information and belief, the matters and facts set forth in these Articles with respect to the authorization and approval of the amendment of the Corporation's charter are true in all material respects, and that this statement is made under the penalties for perjury.

THE DREYFUS/LAUREL FUNDS, INC.

BY:	/s/ Jeff Prusnofsky
Jeff Prusnofsky
Vice President

ATTEST:

/s/ James Bitetto
James Bitetto
Secretary

[September __], 2019

Notice of Amendment to the BNY Mellon 403(b)(7) Custodial Account Agreement

You are hereby advised that pursuant to Article IX, Section 9.01(a) of the BNY Mellon 403(b)(7) Custodial Account Agreement (the “Agreement”) governing your account in your Employer’s 403(b) Retirement Plan, The Bank of New York Mellon (the “Custodian”) has amended Article I and Section 3.01 of the Agreement. This amendment is effective as of the date of this notice.

Purpose: The purpose of this Amendment is to clarify that the Fund Shares eligible to be held in the Account generally will include shares of BNY Mellon Funds whose shareholder account records are maintained by a BNY Mellon affiliate and shares of other funds which the Custodian has agreed to hold in the Account, and to provide that participants will be notified in the event Fund Shares are scheduled due to a merger to be exchanged for fund shares that are not eligible to be held in the Account or in the event the Fund is scheduled for liquidation.  In these situations, if the Participant does not provide timely instructions on how the affected Fund Shares should be exchanged for shares of another Fund, they will be exchanged for the Employer's Default Investment Fund or a money market fund managed by BNY Mellon Investment Advisor, Inc., as applicable.

Amendment:

Article I is amended by revising the definition of "Fund" to read as follows (and changes are underlined):

Fund – an investment company registered under the Investment Company Act of 1940, as amended, which is managed, advised, sub-advised or administered by BNY Mellon Investment Adviser, Inc., or any of its affiliates and whose shareholder account records are maintained by an affiliate of the Custodian; or shares in any other investment company as may from time to time be offered by the Sponsor or its affiliates and which the Custodian has agreed to hold in the Account.

Section 3.01 is amended by adding the following new subsection (g):

The Custodian shall invest the Account exclusively in Fund Shares with the Participant as the beneficial Owner, subject to any limitation of Funds selected by the Employer, and in accordance with the following provisions:
. . .
(g)  In the event the Account holds Fund Shares that are scheduled due to a merger to be exchanged for shares of another fund that is not a Fund and which would therefore be ineligible to be held in the Account, or holds shares of a Fund that is scheduled for liquidation, the Custodian will notify the Participant and request that instructions be given to the Custodian to exchange the affected Fund Shares for shares of another Fund.  If no instructions are given to the Custodian prior to the time designated in such notice, the Custodian shall exchange the affected Fund Shares for shares of the Default Investment Fund selected by the Employer or, if no Default Investment Fund has been selected by the Employer, shares of a money market fund managed by BNY Mellon

Investment Adviser, Inc.  Notwithstanding the foregoing, the preceding provisions of this subsection (g) shall not apply to the extent arrangements are made to transition the Account from the Custodian to a successor custodian in connection with a merger where Fund Shares are being exchanged for shares of an ineligible fund.
2

[September __], 2019

Important Information for BNY Mellon 403(b)(7) Custodial Accounts Holding Shares of
BNY Mellon Disciplined Stock Fund and/or BNY Mellon Growth and Income Fund

This Notice is for investors holding shares of BNY Mellon Disciplined Stock Fund or BNY Mellon Growth and Income Fund (each, a "Target Fund") through a BNY Mellon 403(b)(7) Custodial Account (the "Account") established under their respective Employer's 403(b) Retirement Plan.

Scheduled Fund Merger.  Due to a proposed merger, shares of each Target Fund are scheduled to be exchanged for shares of a corresponding Nationwide mutual fund (each, an "Acquiring Nationwide Fund").1  Shares of the Acquiring Nationwide Funds will be ineligible to be held in the Account.

The merger of each Target Fund into an Acquiring Nationwide Fund is subject to shareholder approval.  If approved, each fund merger will become effective on or about December 13, 2019.

Required Exchange of Target Fund Shares.  If each fund merger is approved, your Account will be unable to hold shares of the Acquiring Nationwide Funds, and any Target Fund shares held in the Account must be exchanged for shares of another BNY Mellon Fund on or before [December 10, 2019] (the "Target Fund Deadline").  If you consent to the default exchange of Target Fund shares for GGSMMF shares as described below in the Default Exchange If No Action Taken section, no action is required from you in order for this exchange to be implemented.

Default Exchange If No Action Taken.  If each fund merger is approved and you fail to exchange the Target Fund shares held in your Account for shares of another BNY Mellon Fund by the Target Fund Deadline, you will be deemed to have instructed the Custodian to exchange such Target Fund shares for Dreyfus Class shares of the General Government Securities Money Market Fund ("GGSMMF") on [December 11, 2019].  This default exchange for shares of the Target Funds will only occur to the extent the fund merger of the respective Target Fund is approved.  A copy of the Prospectus of GGSMMF is included with this Notice.

Notice of Amendment.  Please note that the BNY Mellon 403(b)(7) Custodial Account Agreement, which includes the terms and conditions for your Account, is being amended as provided in the attached Notice of Amendment.  The amendment makes certain clarifications and changes addressing the steps the Custodian will take in the event the Account holds shares of a BNY Mellon mutual fund scheduled to be merged with a fund whose shares are not eligible to be held in the Account.

* * * * *

1  Shares of BNY Mellon Disciplined Stock Fund are scheduled to be exchanged for shares of Nationwide Mellon Disciplined Value Fund.  Shares of BNY Mellon Growth and Income Fund are scheduled to be exchanged for shares of Nationwide Dynamic U.S. Growth Fund.

If you consent to the exchange of any shares of BNY Mellon Disciplined Stock Fund or BNY Mellon Growth and Income Fund that are held in your Account for GGSMMF shares on [December 11, 2019], no action is required from you in order for this exchange to be implemented.  For any related questions or if you wish to exchange the affected shares for shares of another BNY Mellon Fund, please contact BNY Mellon Shareholder Services at 1-800-373-9387 to arrange for an exchange prior to this date.

403(b)(7) CUSTODIAL ACCOUNT AGREEMENT

By designating The BNY Mellon Family of Funds as an investment in the Employer’s 403(b) Retirement Plan, the Participant appoints The Bank of New York Mellon as Custodian of a Custodial Account under the Employer’s Plan, and by receipt of contributions from the Employer on behalf of the Participant, The Bank of New York Mellon accepts such appointment and establishes a Custodial Account subject to the terms of this Agreement. By delivering contributions on behalf of the Employee to the Custodian, the Employer agrees to be bound by the terms of this Agreement. This Custodial Account Agreement amends and replaces any prior agreement with BNY Mellon Securities Corporation (the “Sponsor”) or any of its affiliates regarding the Participant’s account in the Employer’s 403(b) Retirement Plan.

Article I
Definitions

When appearing in this agreement the following terms shall have the meaning set forth in this section.

Account – the individual custodial account meeting the requirements of Code Section 403(b)(7) established hereunder for the benefit of the individual Participant.

Account Application – The form used by a Participant to establish an Account with the Custodian and participate in the Plan. The application may be provided to the Custodian in any manner agreed to by the Custodian including through an on-line enrollment process established by the Sponsor.

Agreement – this Dreyfus 403(b)(7) Custodial Account Agreement.

Applicable Dollar Amount – the limitation on the exclusion of Elective Deferral’s under Section 402(g)(1) of the Code. The Applicable Dollar Amount is adjusted annually for the cost-of-living. For 2019 it is $19,000.

Authorized Agent – an unrelated third party (whether an individual or organization) authorized by the Employer to act on its behalf with respect to the Employer’s obligations and responsibilities under this Agreement. An Authorized Agent shall not include an investment advisor appointed by the Plan Participant. The designation of an Authorized Agent by the Employer under a current or previously executed Dreyfus 403(b)(7) Services Agreement shall be an Authorized Agent under this Agreement until changed by written notice to the Custodian.

Beneficiary – the beneficiary or beneficiaries designated by the Participant on the Custodial Account Application or a separate beneficiary form (whether in paper form or through an on-line form) acceptable to the Custodian. The Participant may at any time revoke the Participant’s designation by notifying the Custodian of such revocation or change in a form acceptable to the Custodian. If there is no living beneficiary at Participant’s death, or in the absence of any such designation, or if the Plan does not dictate how an account shall be paid if no Beneficiary designation is on file, any undistributed interest of the Participant shall be paid to the legal representative of the Participant’s estate.

Code – the Internal Revenue Code of 1986, as amended.

Controlled Group – a group of entities, of which the Employer is a member, that constitute a controlled group of corporations, trades or business, as determined under Section 414(b) or 414(c) of the Code.

Contributions – amounts contributed to the Plan pursuant to Section 2. Contributions include any or all amounts covered by Sections 2.04 (Elective Deferrals), 2.05 (Special Section 403(b) Catch-up Contributions), 2.06 (Age 50 Catch-up Contributions), 2.07 (Rollover Contributions), and 2.08 (Employer Contributions).

Custodian – The Bank of New York Mellon or any successor affiliate Custodian.

Disability – the inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months. The sole acceptable proof of disability shall be an award of disability benefits by the Social Security Administration.

Elective Deferral(s) – an amount contributed by the Employer pursuant to a Salary Reduction Agreement.

Employer – an organization that employs a Participant, which is (1) described in Section 501(c)(3) of the Code and is exempt under Section 501(a) of the Code; or (2) is a State, a political subdivision of a State, or an agency or instrumentality of any of them with respect to a Participant that performs services for an educational organization described in Section 170(b)(1)(A)(ii) of the Code.

ERISA – The Employee Retirement Income Security Act of 1974, as amended.

Fund – an investment company registered under the Investment Company Act of 1940, as amended, which is managed, advised, sub-advised or administered by BNY Mellon Investment Adviser, Inc., or any of its affiliates; or shares in any other investment company as may from time to time be offered by the Sponsor or its affiliates and which the Custodian has agreed to hold in the Account.

Fund Shares – shares of ownership in a Fund.

Investment Provider – A “regulated investment company” under Section 851(a) of the Code providing mutual funds under Section 403(b)(7) of the Code, or an insurance company providing annuity contracts under Section 403(b)(1) of the Code.

Participant – an employee of the Employer who is eligible to Participate in the Plan and/or has an account balance under the Plan.

Participant’s Representative – an individual designated by a Participant or Beneficiary or appointed for a Participant or Beneficiary by a court of competent jurisdiction who is authorized to act on behalf of the Participant or Beneficiary under this agreement.

Plan – a plan or arrangement intended to satisfy the requirements of Treasury Regulations Sections 1.403(b)-1 through 1.403(b)-11, under which the Employer purchases an annuity or shares of a Regulated Investment Company for the benefit of the Participant pursuant to Code Section 403(b).

Required Beginning Date - the April 1 following the later of the calendar year in which the Participant reaches age 701⁄2, or the calendar year the Participant retires from employment by the Employer.

Salary Reduction Agreement – an agreement under which a participant elects to reduce his or her compensation and have the amount of such reduction contributed by the Employer to the Account, as permitted under the Plan. If allowed under the Employer’s Plan and if agreed to by the Custodian, the Salary Reduction Agreement can include elections covering pre-tax Elective Deferrals.

Sponsor – BNY Mellon Securities Corporation, or any successor affiliate. The Sponsor is responsible for making this 403(b)(7) arrangement available to the Employer and Participant by providing or arranging for the custodial services contemplated under this Agreement. The Sponsor does not mean the Employer or Plan Sponsor.

Article II
Accounts/Contributions

2.0       Establishment of Account
The Custodian hereby establishes an Account for the benefit of the Participant, intended to meet the requirements of Code Section 403(b)(7) to receive and hold contributions from the Employer under the

Plan on behalf of the Participant. The Sponsor will keep accurate records of all contributions received from the Employer and/or Participant which will be allocated to a single Account for each Participant. Notwithstanding the prior sentence, a separate Account may be accommodated for a Participant to distinguish and report on plan assets separately by contribution type as per Section 2.09 if agreed to by the Employer and Custodian.

2.02       Nonforfeitable Account
The Participant’s interest in the Account shall at all times be non-forfeitable. At no time shall it be possible for any part of the assets of the Account to be used for or diverted to purposes other than for the exclusive purpose of providing benefits to the Participant and the Participant’s Beneficiaries and defraying the reasonable expenses of administering the Plan. The interest of the Participant in the Account may not be assigned, and shall not be subject to alienation, assignment, process, garnishment, attachment, execution or levy of any kind.

2.03       Acceptance and Types of Contributions
All Contributions shall be made in cash. The Custodian shall have complete discretion to refuse Contributions in any other form. The Custodian will accept Pre-tax Elective Deferrals, Employer Contributions (i.e. Employer match), amounts received as Rollovers as defined in Section 403(b)(8) of the Code, and amounts received as exchanges or transfers as described in Regulation Section 1.403(b)-10(b). Roth contributions will not be accepted.

Amounts received will be separately recorded as either Elective Deferral Contributions, Employer Contributions or Rollover/Transfer Contributions on the transaction detail contained on Participant benefit statements. Earnings will not be separately calculated by contribution type.

2.04       Elective Deferrals
Elective Deferrals shall be allocated to the Plan pursuant to a Participant’s Salary Reduction Agreement. Elective Deferrals under the Plan shall not exceed the lesser of the Applicable Dollar Amount, or the Participant’s includible compensation as provided in the Plan.

Roth Elective Deferral contributions are not permitted.

2.05       Special Section 403(b) Catch-up Contributions
If the Employer is a “Qualified Organization” as defined in Regulation Section 1.403(b)-4(c)(3)(ii) [generally a school, a hospital, a health and welfare service agency, or a church related organization] and, if permitted by the Plan, the Applicable Dollar Amount with respect to a Participant that has completed 15 years or more of service with the Employer, taking into account only service with the Employer, shall be increased by the amount determined in accordance with Regulation Section 1.403(b)-4(c)(3)(i) (“Special Section 403(b) Catch-up Contributions”). Neither the Custodian nor Sponsor will systematically monitor Special Section 403(b) Catch-up Contributions apart from other Pre-tax Elective Deferrals made to the Account.

2.06       Age 50 Catch-up Contributions
If permitted by the Plan, a Participant who will attain age 50 or more by the end of the calendar year, may make an additional Elective Deferral contribution as provided in Section 414(v)(B)(i) of the Code (“Age 50 Catch-up Contributions”). To the extent that a Participant also makes a Special Section 403(b) Catch-up Contribution pursuant to Section 2.05 above, any amount in excess of the limitation set forth in Section 402(g)(1) of the Code shall be allocated first to the Special Section 403(b) Catch-Up Contribution under Section 2.05 above, and then as an age 50 Catch-up Contribution under this Section. In no event can the amount of the Elective Deferrals for a year be more than the Participant’s compensation for the year. Neither the Custodian nor Sponsor will systematically monitor Age 50 Catch-up Contributions apart from other Pre-tax Elective Deferrals made to the Account.

2.07       Rollover Contributions
If permitted by the Plan, the Custodian may accept an amount that is an “eligible rollover distribution” (as defined in Section 402(c)(4) of the Code) made from another eligible retirement plan (as defined in Section 402(c)(8)(B) of the Code) as a “Rollover” to the Account. The Custodian may require such documentation from the distributing Plan as it deems necessary to effectuate the Rollover in accordance with Section 402 of the Code. Earnings applicable to Rollover contributions will not be distinguished from other amounts contributed to a Participant’s account.

A Rollover that includes designated Roth Elective Deferrals (or other after-tax contributions) is not permitted.

2.08       Employer Contributions
If permitted by the Plan, the Custodian shall accept Employer matching or Employer non-elective contributions from the Employer (separately or collectively referred to as “Employer Contributions”). Earnings applicable to Employer Contributions will not be distinguished from other amounts contributed to a Participant’s account.

2.09       Separate Account for Contribution Type
At the request of an Employer and if agreed to by the Custodian, the Custodian will maintain and/or establish a separate Account on behalf of each Participant to accommodate the separate accounting of Contributions by contribution type. Accounts by contribution type will be listed with a separate Plan or group identification number and Participant(s) will receive periodic benefit statements reflecting specific Account information and transactions for each contribution type.

2.10       Contribution Limitations/Excess Contributions
Contributions to the Account shall not exceed the overall limitations on contributions under the Plan and/or the Code for the taxable year. The limitations under the Code are generally described below in (a) Limitation on Elective Deferral Contributions and (b) Overall Limitation on Employer Contributions and Elective Deferrals.

(a)  Limitation on Elective Deferral Contributions - Elective Deferral Contributions to the Plan for the Participant plus all other Elective Deferrals contributions for the Participant to other plans subject to the limitations under Section 402(g)(1) of the Code for a taxable year shall not exceed the Applicable Dollar Amount under Section 402(g)(1) of the Code adjusted for cost-of-living as described in Section 402(g)(4) of the Code (“Maximum Annual Elective Deferral Limit”).

(b)  Overall Limitation on Employer Contributions and Elective Deferral Contributions - The “Maximum Annual Elective Deferral Limit” for a Participant for the taxable year (Employer Contributions, Elective Deferral Contributions, and any other Contributions if required to be included in this calculation) shall not exceed the limitations imposed by Section 415(c) of the Code, generally the lesser of the dollar limit for the year, adjusted for cost-of-living as described in Section 415(d) of the Code, or the Participant’s compensation for the year. The applicable annual dollar limit under Section 415(c) for 2019 is $56,000. Rollovers pursuant to Section 2.07 above, and Catch-up Contributions pursuant to Sections 2.05 and 2.06 above are not taken into consideration with respect to the Section 415 limit.

(c)  Excess Contributions – Any contribution made for a Participant for the taxable year that exceeds either the Maximum Annual Contribution Limit set forth in paragraph (b) of this Section or the maximum annual Elective Deferral limit set forth in paragraph (a) of this Section constitutes an excess contribution (“Excess Contribution”) included in gross income of the Participant for that taxable year. Upon notice of an Excess Contribution such amount will be administered and/or distributed in accordance with instructions from the Employer or Authorized Agent. The Employer or Authorized Agent shall be responsible for notifying and directing the Sponsor and/or Custodian regarding Excess Contributions or contributions due to a mistake of fact in accordance with applicable law and in a manner acceptable to the Sponsor and/or Custodian.

Neither the Sponsor nor the Custodian shall be responsible for determining that each participant’s Elective Deferrals comply with Sections 402(g) and 415 of the Code.

2.11       Exchanges/Transfers
If permitted by the Plan and at the direction of the Participant, the Custodian shall accept an exchange, as described in Regulation Section 1.403(b)-10(b)(2) from the Participant’s Account or annuity contract held at another Investment Provider to permit a change of investment.

If permitted by the transferor plan, at the direction of the Participant, the Custodian shall accept a plan to plan transfer, as described in Regulation Section 1.403(b)-10(b)(3) (“Transfer”), from the Participant’s 403(b) account/contract held at another Investment Provider, subject to the requirements of such section. Rollovers or Transfers of Roth elective deferral amounts will not be accepted.

Notwithstanding the above, Exchanges or Transfers will only be permitted if the Sponsor or Custodian is identified as an investment provider under the Plan as communicated by the Employer or Authorized Agent or if the Employer has entered into an agreement with the Sponsor or Custodian pursuant to IRS Regulation 1.403(b)-10(b)(2) (“Information Sharing Agreement”).

Article III
Investment of Custodial Account

3.01       Investment of Account
The Custodian shall invest the Account exclusively in Fund Shares with the Participant as the beneficial Owner, subject to any limitation of Funds selected by the Employer, and in accordance with the following provisions:

(a)  All dividends and capital gains distributions received on the Fund Shares in the Account shall be reinvested in additional shares of the Fund (in accordance with the respective Fund’s then current Prospectus), which shall be credited to the Account.

(b)  The Employer shall direct contributions in accordance with the investment directions made by the Participant.

(c)  Employer and/or Participant directions shall be communicated through such means as agreed upon between the Employer and/or Participant and the Custodian. Participant directions may include written directions, a telephonic exchange privilege and/or a web based on-line privilege.

(d)  The Custodian shall be entitled to rely on any such directions supplied by the Employer or Participant through such means as are agreed upon between the Employer or Participant and the Custodian without being required to verify the validity or accuracy of such directions.

(e)  In such manner as agreed to by the Custodian, the Employer shall designate a Fund as the “Default Investment Fund.” To the extent the Participant does not designate a specific fund on the Account Application for the investment of the Participant’s Contributions, the Custodian shall purchase shares of the Default Investment Fund. If no Participant investment direction has been made or received by the Custodian, and no Default Investment Fund has been selected by the Employer, the Participant’s Contribution shall be invested in shares of a money market fund managed by BNY Mellon Investment Adviser, Inc.

(f)  A confirmation shall be mailed to the Participant with respect to each contribution received and each reinvestment showing the investment thereof and current status of the Account

3.02       Investment Direction
(a)  The Participant shall direct the investment of the Account in accordance with the procedure established by the Custodian and subject to any Fund limitations communicated by the Employer to the Custodian. The Participant may direct the Custodian to exchange Fund shares held in the Account for any other Fund Shares, subject to, and in accordance with procedures established by the Custodian. Such direction may be accomplished in writing, via a web based system; or a telephone exchange privilege offered with respect to Fund Shares as described in the then current prospectus of the applicable Fund and/or made available by the Sponsor. The Participant affirms that prior to directing the investment of the Account or requesting an exchange, the Participant shall obtain a copy of the then current prospectus of each Fund into which any contribution is to be invested or exchange is requested to be made, and will be subject to the terms and conditions of such Prospectus.

(b)  The Sponsor may allow the Participant to authorize an investment advisor to make such exchanges subject to, and in accordance with, such terms and conditions as may be agreed upon in writing from time to time by the Sponsor and the Custodian. The Sponsor shall notify the Custodian as to the identity of the Participant’s investment adviser and of any change in the status of the investment advisor. Until notified otherwise, the Custodian may rely on and shall be held harmless for properly following the directions communicated to the Custodian by a person reasonably believed by Custodian to be the Participant’s investment adviser. The Custodian shall have no obligation or duty to inquire as to the nature or purpose of any direction from the Participant’s investment advisor.

3.03       Telephone Exchange and On-Line Privileges
If telephone exchange and/or on-line privileges are made available to and/or accepted by the Participant in the Account Application or in a manner acceptable to the Custodian, the Custodian shall be entitled to rely and act on such telephone or on-line instructions it reasonably believes it received from the Participant directing such exchange of Fund Shares, provided that such Fund is available for sale in the State of residence of the Participant.

The Participant authorizes and directs the Sponsor and/or Custodian to respond to any telephonic inquiries relating to the status of shares owned, including, but not limited to, the number of shares held. The Participant certifies and agrees that the certifications, authorizations, directions and restrictions contained herein or otherwise provided to the Custodian will continue in effect until the Custodian receives written notice of any change or revocation. The Participant understands that each of the Funds and the Custodian reserves the right to refuse any telephonic or on-line instructions.

Article IV
Distributions/Exchanges/Transfers

4.01       Method of Distribution
The Participant’s interest in the Account shall be distributed by the Custodian on instructions (written or in any other form agreed to by the Custodian) from the Participant (or the Participant’s Representative) or Employer (or Authorized Agent of the Employer), which designate the method of distribution in a form provided in Section 4.04 below. The Custodian may rely solely on the accuracy of all facts supplied at any time by the Employer or Participant, including any written designation of Beneficiary.

4.02       Timing of Distribution
Except in the case of a distribution to a Participant called to active duty, as permitted by Code Section 403(b)(7)(A)(ii), no distribution shall be made earlier than:

(a)	the Participant’s death;

(b)	the Participant’s severance of employment;

(c)	the Participant becoming disabled;

(d)	the Participant attaining age 591⁄2;

(e)	the Participant’s financial hardship; or

(f)
termination of the Plan, provided that the Employer does not make contributions to any 403(b) plan for 12 months following distribution of the assets of the plan, in accordance with Regulation Section 1.403(b)-10(a)(1)

4.03       Involuntary Distributions
Notwithstanding the above, in the event that the Employer determines that the Participant’s aggregate total vested account balance does not exceed the amount that can be distributed currently without the Participant’s or Beneficiary’s consent, and directs the Custodian to make distribution, the Custodian shall make such distribution in accordance with the directions of the Employer. The Employer shall be solely responsible for determining that such a distribution will comply under Code Section 411(a)(11) or Code Section 401(a)(31).

4.04       Form of Distribution
The Participant or Beneficiary may elect a form of distribution, in such manner as is acceptable to the Custodian, from among the following alternatives:

(a)       a single payment, in cash;

(b)       equal or substantially equal monthly, quarterly or annual installments over a period not to exceed a period measured by the life expectancy of such Participant or the joint life and survivor expectancy of such Participant and the Participant’s Beneficiary;

(c)        an immediate or deferred annuity from an insurance company, which provides for payments over the life of the Participant or, if the Participant so elects, over the lives of the Participant and the Participant’s Beneficiary; or

(d)       a Direct Rollover to an “eligible retirement plan” within the meaning of Section 402(c)(8)(B) of the Code, except that a Beneficiary other than a spouse may only make a direct Rollover if permitted by the Plan and only to an Individual Retirement Account.

4.05       Exchanges/Transfers
If permitted by the Employer, the Plan and the transferee custodial account and at the direction of the Participant, the Custodian shall make an exchange, as described in Regulation Section 1.403(b)-10(b)(2) from the Participant’s Account under this Agreement to another Investment Provider designated by the Participant and approved by the Employer under the Plan.

If permitted by the transferee Plan and the receiving Investment Provider and at the direction of the Participant, the Custodian shall make a plan to plan transfer, as described in Regulation Section 1.403(b)-10(b)(3) from the Participant’s Account, subject to the requirements of such regulation. Neither the Sponsor nor the Custodian shall have any responsibility to verify a designation by the Employer of another Investment Provider or its products as qualifying for a Transfer.

Article V
Required Minimum Distributions

5.01       Required Minimum Distributions

(a)  Notwithstanding any other provision of this Agreement, the Participant’s entire interest in the Account shall be or shall begin to be, distributed by the Participant’s Required Beginning Date. In addition, by the Participant’s Required Beginning Date, the Participant may also elect, in a manner acceptable to the Custodian, to have the balance of the Account distributed in any of the methods described in Article IV above.

(b)  The amount of the Participant’s required distribution for a calendar year is determined by dividing the Participant’s account balance on December 31 of the prior calendar year by the factor for the Participant’s age on December 31 of the calendar year for which the distribution is made, as shown in the Uniform Lifetime Table in Regulation Section 1.401(a)(9)-9. Notwithstanding the prior sentence, if the Participant’s spouse is the sole primary Beneficiary of the Participant and the Participant’s spouse is more than 10 years younger than the Participant, the Joint Life and Last Survivor Expectancy Table from Regulation Section 1.401(a)(9)-9 is used to determine the factor each year.

(c)  If the Participant dies before the Participant’s Required Beginning Date, distributions must be made in accordance with one of the following methods:

Spousal Life Expectancy Method. If the Participant’s spouse is the sole designated Beneficiary, distributions must begin by the end of the calendar year in which the Participant would have been 701/2, and be made over the life expectancy of the Participant’s spouse, determined as of the year of commencement, using the Single Life Expectancy Table in Regulation Section 1.401(a)(9)-9. The amount of the distribution is calculated by dividing the balance as of December 31 of the prior year by the spouse’s life expectancy. In subsequent years, the applicable amount is calculated using the Participant’s spouse’s actual life expectancy each year, through the year of the Participant’s spouse’s death. Each year following the year of the

Participant’s spouse’s death, the Participant’s spouse’s life expectancy in the year of death is reduced by one.

Life Expectancy Method. If there is a “designated” Beneficiary other than the Participant’s spouse, distributions must begin by the end of the calendar year following the calendar year of death and be made over the life expectancy of the designated Beneficiary based on the Beneficiary’s age in the calendar year after the calendar year of death, using the Single Life Expectancy Table. In subsequent years, the amount is determined by dividing the balance by the Beneficiary’s life expectancy in the calendar year following the calendar year of death, reduced by one each year.

Five Year Method. If there is no “designated” Beneficiary, the entire interest must be distributed by the end of the calendar year during which occurs the fifth anniversary of the Participant’s death.

(d)  If the Participant dies after the Participant’s Required Beginning Date, the distribution for the year of the Participant’s death is calculated as if the Participant had survived, and to the extent the Participant did not receive the entire amount by the date of the Participant’s death, it is distributed to the Participant’s Beneficiary. Required minimum distributions for years following the year of death must be made in accordance with one of the following methods:

Life Expectancy Method. If there is a “designated” Beneficiary, including the Participant’s spouse, the Life Expectancy Method applies (see paragraph (c) above).

Remaining Life Expectancy Method. If there is no “designated” Beneficiary, or if the Beneficiary’s life expectancy is shorter than the Participant’s remaining life expectancy in the year of death, distributions must continue based on the Participant’s remaining life expectancy in the year of death, reduced by one for each subsequent year.

5.02       Directions for Required Minimum Distributions
The Custodian shall make Required Minimum Distributions under this Article V only upon the direction of the Participant or Employer. The Custodian will provide notification to the Participant of the requirement to commence Required Minimum Distributions but shall not otherwise be responsible for assuring this requirement has been satisfied. The Custodian will calculate the Required Minimum Distribution at the request of the Participant or Employer, based upon information supplied by the Employer or Participant, and shall have no duty or responsibility to verify the accuracy of any information supplied by the Participant or Employer.

Article VI
Loans and Hardship Withdrawals

6.01       Loans
Loans are not permitted from an Account maintained pursuant to this Agreement.

6.02       Hardship Withdrawals
At the direction of the Employer (or other designated third party approved by the Employer), the Custodian will distribute amounts attributable to a Participant’s and/or Beneficiary’s financial hardship. The Custodian shall have no duty to determine or monitor amounts available for a hardship withdrawal or whether the Participant’s financial hardship meets the requirements of the Code, regulations, or any other applicable requirements. The Participant receiving a hardship withdrawal from the Plan shall not be allowed to make Elective Deferrals under the Plan during the 6-month period beginning on the date the Participant receives a distribution on account of hardship. The Employer or Authorized Agent is responsible for this suspension and/or subsequent reinstatement of elective deferral contributions following the processing of a hardship withdrawal in accordance with section 1.403(b)-6(d)(2) and 1.401(k)-1(d)(3) of the Regulations.

Article VII
Administration of Account; Taxes

7.01       Acceptances and Approvals
If determined by the Custodian to be appropriate for the proper administration of the Account, the Custodian will require Employer acceptance and/or approval (or other third party acceptance if designated by the Employer) prior to processing Participant transactions, including but not limited to distributions, withdrawals or Plan transfers.

7.02       Information Sharing
Upon request, the Custodian and/or Sponsor will share information available on its records with the Employer or other third party designated by the employer necessary for compliance with the Plan or with Section 403(b) of the code (“Information Sharing”). Information Sharing may include providing information regarding 1) hardship withdrawals, 2) participant account balances and/or 3) a participant’s elective deferral contributions made to the Plan within a specified period. The information provided shall facilitate information sharing requirements pursuant to IRS Regulation 1.403(b)-10(b)(2).

7.03       Taxes and Expenses
(a)  Any income taxes or other taxes of any kind whatsoever that may be levied or assessed upon, or in respect of, the Account shall be paid from the assets of the Account. Any transfer taxes incurred in connection with the investment and reinvestment of the assets of the Account shall he paid from the assets of the Account.

(b)  The Custodian shall prepare and file any returns required to be filed by it as Custodian of a Plan under Section 403(b) of the Code, and supply to the Internal Revenue Service any other information as may be required from a custodial account qualifying under Section 501(a) of the Code. Notwithstanding the above, it is the sole responsibility of the Employer to prepare and file Form 5500 if required under the Plan.

(c)  The Custodian shall advise the Employer and the Participant of any fees in connection with the establishment and maintenance of the Account. The information about such fees shall be included in this Agreement, the Account Application or a separate fee disclosure. All administrative expenses incurred by the Custodian (or Sponsor) in the performance of its duties hereunder, including fees for legal services rendered to the Account, and such compensation to the Custodian as set forth in the Custodian’s fee schedule as amended by the Custodian from time to time, shall be paid out of the Account. If agreed to by the Custodian and/or Sponsor, such expenses may be pre-paid or paid separately by the Employer or Participant.

Article VIII
Custodian

8.01       Duties of Custodian
(a)  The Custodian shall have the authority to take the following actions in the administration of the Account:

       1.       Receive contributions and transfers and rollover amounts.

       2.       Employ suitable agents, including appointing sub-custodians (including affiliates of the Custodian) as to part or all of the Account;

       3.       Make, execute and deliver any and all documents, agreements or other instruments in writing as is necessary or desirable for the accomplishment of any administrative duties under this Agreement; and

       4.       Generally take all action, whether or not expressly authorized, which the Custodian may deem necessary or desirable for the fulfillment of its duties hereunder.

(b)       The Custodian shall perform or shall cause its agents or sub-custodians to perform the following duties with respect to the Account:

       1.       Hold the property of the Account in safekeeping facilities of the Custodian or of other custodian banks or clearing corporations provided that the Custodian shall not be responsible for any losses resulting from the deposit or maintenance of securities or other property (in accordance with market practice, custom or regulation) with any recognized clearing facility, book entry system, centralized custodial depository, or similar organization;

       2.       Collect income payable to and distributions due to the Account and sign on the Account’s behalf all declarations, affidavits, and certificates of ownership required to collect income and principal payments provided that the Custodian shall not be responsible for the failure to receive payment of (or late payment of) distributions with respect to property held in the Account;

       3.       Subject to the timely receipt of notice from an issuer or authorized party, collect all proceeds from investments held in the Account which may mature or be called;

       4.       Report the value of the Account as of such dates as the Employer and the Custodian may agree upon, in accordance with methods consistently followed and uniformly applied. In reporting the value of the Account, the Custodian, in accordance with the Custodian’s then current practices, shall obtain and rely upon prices and quotes from pricing sources; and

       5.       The Custodian shall keep accurate and detailed accounts of all contributions, receipts, investments, distributions and all other transactions.

(c)  The Custodian shall deliver to the Participant all notices, prospectuses, financial statements, proxies and proxy soliciting material relating to the Fund Shares held by it in the Account. The Custodian shall vote the Fund Shares in your Account in accordance with your written instructions. However, the Fund Shares in your Account with respect to investment companies managed, advised, sub-advised or administered by BNY Mellon Investment Adviser, Inc. or any of its affiliates, for which no voting instructions are timely received, may be voted by the Custodian in such a manner as the Custodian in its discretion determines for the purpose of, to the extent possible, voting such shares in the same proportion as the Fund Shares of the same investment companies for which voting instructions from such Fund’s other shareholders are timely received by the Custodian.

(d)  The Custodian shall provide the Participant with a quarterly Account statement reflecting the status of the Account and activity in the Account during the preceding quarter. At least once each year the Custodian shall furnish the Participant with an annual report of all activity in the Account during the preceding calendar year. If the Custodian does not receive a written objection to such report (i.e. “accounting”) from the Participant within one hundred eighty (180) days after the date the accounting is sent by the Custodian, the Participant shall be considered to have fully approved the accounting and the Custodian shall be relieved from all liabilities and responsibilities that may arise in connection with any matters covered by the accounting.

8.02 Liability of Custodian
(a)  The Custodian shall be under no duties whatsoever except such duties as are specifically set forth as such in this Agreement, and no implied covenant or obligation shall be read into this Agreement against the Custodian.

(b)  The Employer and Participant understand and agree that the Sponsor, the Custodian, each Fund and BNY Mellon Investment Adviser, Inc., and each of their respective officers, directors, trustees, general partners, affiliates, agents and employees, will not be held liable and will be fully protected against any and all claims, liabilities, losses, damages and expenses (including attorneys’ and accountants’ fees) arising out of any request effected in accordance with Employer or Participant direction.

(c)  Except as hereinafter provided, the Custodian shall not be liable and the Employer and the Participant shall hold the Custodian harmless for any action it shall take when such action or failure to act is in accordance with the written instructions of the Employer or the Participant or is due to the absence of such instructions. In the performance of its duties the Custodian shall be liable only for its own gross negligence and willful misconduct.

(d)  The Custodian shall have no obligation to verify the accuracy, sufficiency or deductibility, under the Plan, the Code or otherwise, of any contributions, exchanges or plan-to-plan transfers received from the Employer and may rely solely on the representations of the Employer, investment provider or the Participant with respect thereto.

(e)  The Custodian shall have no duty to determine or collect contributions under the Plan, and the Employer shall be solely responsible therefor. The Sponsor and the Custodian shall not be responsible for determining the amount that may be contributed to the Account on behalf of the Participant nor shall they be responsible to recommend or compel an Employer to make contributions to the Account. The Custodian shall have no responsibility for any contributions until actually received and accepted by the Custodian in the Account.

(f)  The Employer and Participant acknowledge and agree that the Custodian is not acting as and shall have no responsibility as a fiduciary as defined in Section 3(21) of ERISA, with respect to the Plan.

(g)  The Employer shall be solely responsible for compliance with the nondiscrimination rules of Section 403(b)(12) of the Code, including, but not limited to those under Sections 401(a)(4), 401(a)(17) and 401(m) of the Code. If the Plan is determined to be subject to ERISA, then the Employer shall comply with all applicable requirements of ERISA.

8.03       Force Majeure
Notwithstanding anything in this Agreement to the contrary, the Custodian shall not be responsible or liable for its failure to perform under this Agreement or for any losses to the Account resulting from any event beyond the reasonable control of the Custodian, its agents or sub-custodians. This provision shall survive the termination of this Agreement.

8.04       Indemnification
The Participant and the Employer shall at all times fully indemnify and save harmless the Custodian from any liability that may arise in connection with this Agreement, except liability from the negligence or willful misconduct of the Custodian. The Custodian shall not be required to prosecute, defend or respond to any action and/or judicial proceeding relating to the Account unless it has previously received indemnification satisfactory to it in form and in substance.

8.05       Custodian as Agent
The Employer and the Participant acknowledge and agree that the Custodian shall act on the directions of the Employer and the Participant (and any designated third party approved by the Employer, including an investment advisor designated pursuant to Section 3.02(b)). The Employer and the Participant further acknowledge and agree that the Custodian is not a fiduciary by virtue of accepting and carrying out its duties under this Agreement or any other agreement with the Employer (including, but not limited to a Service Agreement). The Custodian has not accepted any fiduciary duties, responsibilities or liabilities with respect to custodial services it has agreed to perform under this Agreement. The Custodian shall be under no duties whatsoever except such duties as are specifically set forth as such in this Agreement, and no implied covenant or obligation shall be read into this Agreement against the Custodian. The Participant shall have the sole authority and responsibility for the enforcement or defense of the terms and conditions of this Agreement against, or on behalf of, any person(s) claiming any interest in the Account.

8.06       Resignation
(a)  The Custodian shall at any time have the right to resign as Custodian under this Agreement by delivering a notice in writing to the Sponsor, the Employer and the Participant. The Agreement shall terminate upon the effective date of the Custodian’s resignation.

(b)  The Custodian shall transfer the assets of the Participant’s Account to a successor custodian upon the direction of the Employer. The Custodian reserves the right to retain such assets of the Account until notified of the appointment of such successor custodian and provided with notice of such successor custodian’s willingness to serve as custodian.

(c)  A change in Custodian by reason of the merger, acquisition, or reorganization of the Custodian shall not itself be considered a resignation or cause the termination of this Agreement.

Article IX
Amendment and Termination

9.01       Amendment
(a)  The Custodian reserves the right to amend all or any part of the terms of this Agreement in any manner that would not disqualify the Account from complying with Sections 403(b), 408 or 408A of the Code. Any amendment shall be effective upon the date that the Custodian gives written notice to the Employer and/or Participant of the amendment.

(b)  In addition, the Employer and Participant hereby grant the Custodian the right to amend the terms of this Agreement in order that the Account will continue to qualify as a Custodial Account for regulated investment company stock within the meaning of Section 403(b)(7) of the Code. Any such amendment by the Custodian shall become effective upon the mailing of a notice by the Custodian of such amendment to the Employer and/or the Participant.

(c)  Upon thirty (30) days prior written notice to the Employer and Participant, the Custodian may implement a change or amendment to its fee schedule.

9.02       Termination
This Agreement shall terminate upon complete distribution of the assets pursuant to a distribution under Article IV or upon Termination of the Plan in accordance with Regulation Section 1.403(b)-10(a).

Article X
Miscellaneous

10.01       Grandfathered or Orphan Plan Accounts
Any Account that is not part of a Plan as of January 1, 2009, shall continue to be held by the Custodian and administered in accordance with the Custodian’s procedures and policies and in accordance with the provisions of this Agreement, to the maximum extent possible substituting the Participant for the Employer, and the provisions of Revenue Procedure 2007-71.

10.02       Interaction with Plan Document and ERISA
The Employer is solely responsible for maintenance of the written Plan document contemplated by Regulation Section 1.403(b)-3(b)(3). The Plan document shall be administered and maintained by the Employer in a manner consistent with this Agreement. The Custodian shall have no duty or responsibility to review the provisions of the Plan document and to the extent that there are any conflicts between the Plan document and this Agreement, the Employer shall advise the Custodian of such conflicts. Unless otherwise advised pursuant to the prior sentence, the Custodian shall be held harmless by the Employer and the Participant in acting in accordance with this Agreement. In the event of any conflict between the terms of the Plan and the terms of this Agreement, the terms of this Agreement shall control with respect to the obligations, duties and liability of the Custodian. Otherwise, the Plan shall control.

If this Agreement is part of a Plan subject to ERISA, the Employer is responsible for assuring the Plan complies with the requirements of ERISA. Neither the Custodian nor the Sponsor have any responsibility for Plan administration unless otherwise required of a Custodian under the Internal Revenue Code or provided for under this Agreement.

10.03       Governing Law
This Agreement shall be construed, administered and enforced according to the law of the State of New York, except to the extent preempted by ERISA. The Employer, Participant and Custodian hereby expressly waive, to the full extent permitted by applicable law, any right to trial by jury with respect to any judicial proceeding arising from or related to this Agreement.

10.04       Successors and Assigns
Neither the Employer, the Participant nor the Custodian may assign this Agreement without the prior written consent of the others. However, the Custodian may assign this Agreement without such consents to any entity which directly or indirectly controls, is controlled by, or is under common control with, the Custodian. Any entity which shall by merger, consolidation, purchase, or otherwise, succeed to substantially all the trust business of the Custodian shall, upon such succession and without any appointment or other action by the Employer or the Participant, be and become successor trustee or custodian hereunder, upon notification to the Employer and the Participant. This Agreement shall be binding upon, and inure to the benefit of, the Employer, the Participant and the Custodian and their respective successors and permitted assigns.

10.05       Entire Agreement
This Agreement and any related fee agreement with respect to the matters dealt with herein supersede all previous agreements, whether oral or written, and documents with respect to such matters.

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